Filed Pursuant to Rule 424(b)(3)
Registration No. 333-166017

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 28, 2010

Preliminary Prospectus Supplement

to Prospectus dated April 19, 2010

            Shares

Common Stock

We are offering             shares of our common stock. Our common stock is quoted on the Nasdaq Global Select Market under the symbol “COLB.” On April 27, 2010, the last reported sale price of our common stock on the Nasdaq Global Select Market was $22.24 per share.

These shares of common stock are not savings accounts, deposits or other obligations of a bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-8 to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$		$150,000,000
Underwriting discounts and commissions	$	$
Proceeds to Columbia Banking System, Inc. (before expenses)	$	$

The underwriters also may purchase up to an additional             shares of our common stock within 30 days of the date of this prospectus supplement to cover over-allotments, if any.

The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about                     , 2010.

Keefe, Bruyette & Woods
Book-Running Manager

D.A. Davidson & Co.

RBC Capital Markets

Sandler O’Neill + Partners, L.P.

Prospectus Supplement dated                     , 2010

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. You should assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates.

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under the shelf registration statement, we may offer and sell shares of our common stock described in the accompanying prospectus in one or more offerings. In this prospectus supplement, we provide you with specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing in our common stock. This prospectus supplement may also add, update and change information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as additional information described under “Where You Can Find More Information” in the accompanying prospectus before investing in our common stock.

S-i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, including information included or incorporated by reference, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions that are not historical facts, and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “should,” “projects,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. In addition to the factors set forth in this prospectus supplement, the sections titled “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” from our 2009 Annual Report on Form 10-K and the other documents incorporated by reference in this prospectus supplement, the following factors, among others, could cause actual results to differ materially from the anticipated results:

•

local and national economic conditions could be less favorable than expected or could have a more direct and pronounced effect on us than expected and adversely affect our ability to continue internal growth at historical rates and maintain the quality of our earning assets;

•	the local housing/real estate market could continue to decline;

•

the risks presented by a continued economic recession, which could adversely affect credit quality, collateral values, including real estate collateral, investment values, liquidity and loan originations and loan portfolio delinquency rates;

•	the integration of our two recent FDIC-assisted acquisitions may present unforeseen challenges;

•	the efficiencies and enhanced financial and operating performance we expect to realize from investments in personnel, acquisitions and infrastructure could not be realized;

•	interest rate changes could significantly reduce net interest income and negatively affect funding sources;

•	projected business increases following strategic expansion or opening of new branches could be lower than expected;

•	changes in the scope and cost of FDIC insurance and other coverages, and changes in the U.S. Treasury’s Capital Purchase Program;

•	changes in accounting principles, policies, and guidelines applicable to bank holding companies and banking;

•	competition among financial institutions could increase significantly;

•	the goodwill we have recorded in connection with acquisitions could become impaired, which may have an adverse impact on our earnings and capital;

•	the reputation of the financial services industry could deteriorate, which could adversely affect our ability to access markets for funding and to acquire and retain customers;

•

the terms and costs of the numerous actions taken by the Federal Reserve, the U.S. Congress, the Treasury, the FDIC, the SEC and others in response to the liquidity and credit crisis, or the failure of these actions to help stabilize the financial markets, asset prices, market liquidity, or worsening of current financial market and economic conditions could materially and adversely affect our business, financial condition, results of operations, and the trading price of our common stock; and

•	our ability to effectively manage credit risk, interest rate risk, market risk, operational risk, legal risk, liquidity risk and regulatory and compliance risk.

Please take into account that forward-looking statements speak only as of the date of this prospectus supplement or, in the case of any accompanying prospectus or documents incorporated by reference in this prospectus supplement or the prospectus, the date of such document. We do not undertake any obligation to publicly correct or update any forward-looking statement whether as a result of new information, future events or otherwise.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained or incorporated by reference into this prospectus supplement and the accompanying prospectus. Generally, when we refer to the prospectus, we are referring to this prospectus supplement and the accompanying prospectus combined. This summary may not contain all of the information that you should consider before investing in our common stock.

We urge you to read this prospectus supplement carefully, including the accompanying prospectus and the documents incorporated by reference, before making an investment decision. Unless we state otherwise or the context indicates otherwise, references to “Columbia,” “we,” “us,” “our” and “the Company” in this prospectus supplement and the accompanying prospectus refer to Columbia Banking System, Inc. and its subsidiaries.

Our Company

Columbia Banking System, Inc., headquartered in Tacoma, Washington, is a regional bank holding company providing commercial banking services in Washington and Oregon, primarily along the Interstate 5 (North-South) corridor. We offer a wide range of banking products and services, including transaction and savings deposits, commercial, consumer and real estate loans, cash management services, and retail brokerage services. We serve individuals, small- to medium-sized businesses, community organizations and public entities.

As of March 31, 2010, our wholly owned banking subsidiary, Columbia State Bank, had 85 banking offices located in Washington and Oregon. We serve the geographic markets of (i) the greater Puget Sound region including Tacoma, Seattle, Bellevue, the western Puget Sound area, and the Bellingham community in northwestern Washington, (ii) the greater Portland area, including the Columbia River Gorge market spanning both Washington and Oregon, (iii) southeastern Washington and eastern Oregon, (iv) central Oregon and (v) the northern coast of Oregon.

In 2007, we made two acquisitions: (1) Mountain Bank Holding Company in the Enumclaw plateau east of Tacoma, and (2) Town Center Bancorp in Portland, Oregon. In 2008, we merged our subsidiary, Bank of Astoria, into Columbia State Bank, although we kept its five branches branded as Bank of Astoria. As discussed more fully below, in January 2010, we completed two FDIC-assisted acquisitions.

As of March 31, 2010, we had total assets of approximately $4.1 billion, total net loans receivable of approximately $2.5 billion, total deposits of approximately $3.4 billion and approximately $538.7 million in shareholders’ equity. Our common stock is listed on the Nasdaq Global Select Market under the symbol “COLB.”

Our principal offices are located at 1301 “A” Street, Tacoma, Washington 98402-4200, and our telephone number is (253) 305-1900.

Business Strategy

Our business strategy is to provide our customers with the financial sophistication and breadth of products of a regional banking company while retaining the appeal and service level of a community bank. We continually evaluate our existing business processes while focusing on maintaining asset quality and balanced loan and deposit portfolios, building our strong core deposit base, expanding total revenue and controlling expenses in an effort to increase our return on average equity and gain operational efficiencies. We believe that, as a result of our strong commitment to highly personalized, relationship-oriented customer service, our varied products, our strategic branch locations and the long-standing community presence of our managers, banking officers and branch personnel, we are well positioned to attract and retain new customers and to increase our market share of loans, deposits, and other financial services in the communities we serve. We are committed to increasing market share in the communities we serve by continuing to leverage our existing branch network, adding new branch locations and considering business combinations that are consistent with our expansion strategy throughout the Pacific Northwest.

Recent Developments

Recent Acquisitions

In January 2010, we completed two FDIC-assisted acquisitions:

•

On January 22, 2010, we acquired from the FDIC all of the deposits and certain assets of Columbia River Bank, an Oregon state-chartered bank headquartered in The Dalles, Oregon. In the transaction, we acquired tangible assets with an acquisition date fair value of approximately $884.9 million and assumed liabilities with an acquisition date fair value of approximately $912.9 million, located in 21 branches in Washington and Oregon. The assets acquired and liabilities assumed were recorded at their fair values based on the requirements of the Business Combinations topic of the Financial Accounting Standards Board Accounting Standards Codification (the “FASB ASC”).

•

On January 29, 2010, we assumed all of the non-brokered deposits and acquired certain assets of American Marine Bank, a Washington state-chartered bank headquartered in Bainbridge Island, Washington, from the FDIC. In the transaction, we acquired tangible assets with an acquisition date fair value of approximately $303.5 million and assumed liabilities with an acquisition date fair value of approximately $292.6 million, located in 11 branches throughout the western Puget Sound region. The assets acquired and liabilities assumed were recorded at their fair values based on the requirements of the Business Combinations topic of the FASB ASC. As part of this acquisition, we received regulatory approval to exercise trust powers and intend to continue to operate the Trust and Wealth Management Division of American Marine Bank.

In each of the FDIC-assisted acquisitions, we participated in a competitive bid process, in which we offered a negative bid on net assets acquired ($43.9 million in the case of Columbia River Bank and $23.0 million in the case of American Marine Bank) and paid the FDIC a 1% deposit premium on non-brokered deposits. We did not assume any brokered deposits of American Marine Bank. In connection with the FDIC-assisted acquisitions, we entered into loss-sharing agreements with the FDIC which cover a majority of the assets acquired (assets covered by these loss-sharing agreements are referred to in this prospectus supplement as “covered assets”), and loan valuations incorporate estimated losses.

Results for the Quarter Ended March 31, 2010

On April 28, 2010, we announced our financial results for the first quarter ended March 31, 2010. We reported net income applicable to common shareholders of $6.8 million for the three months ended March 31, 2010, compared to net income applicable to common shareholders of $419 thousand for the three months ended March 31, 2009. The results for the quarter reflected a provision for loan losses of approximately $15.0 million due to the continued decline in real estate values, principally relating to residential land, lots and lot development loans. Also impacting earnings was a $9.8 million pre-tax bargain purchase gain on the acquisition of American Marine Bank. At March 31, 2010, our total assets were approximately $4.1 billion, an increase from total assets of approximately $3.0 billion at March 31, 2009. Our total net loans were approximately $2.5 billion at March 31, 2010, an increase from total net loans of approximately $2.2 billion at March 31, 2009, and our total deposits were approximately $3.4 billion at March 31, 2010, compared to total deposits of approximately $2.3 billion at March 31, 2009. Total shareholders’ equity at March 31, 2010 was approximately $538.7 million, an increase over total shareholders’ equity of approximately $415.7 million at March 31, 2009. See “—Selected Historical Financial Information.”

Asset Quality

The majority of assets acquired in both FDIC-assisted transactions during the first quarter 2010 are covered under FDIC loss-sharing agreements, and loan valuations incorporate estimated losses. As a result, a large portion of our covered loan portfolio has minimal loss exposure. Loans that were classified as nonperforming loans by Columbia River Bank and American Marine Bank are no longer classified as nonperforming. At acquisition, the carrying value of these loans was adjusted to reflect fair value, and are covered under the FDIC loss-sharing agreements. The new book value reflects an amount that management believes will ultimately be collected.

Total nonperforming assets at March 31, 2010 were approximately $126.6 million, or 3.62% of total non-covered assets. At December 31, 2009, nonperforming assets were $129.5 million, or 4.05% of total assets. On this same basis, total loans past due 90 days or more (including nonaccruing loans) represented 5.43% of total loans at March 31, 2010, down 7 basis points, compared to 5.50% of total loans at December 31, 2009.

We reported net charge-offs totaling $11.5 million in the first quarter of 2010, or 1.88% of average loans on an annualized basis compared to $13.2 million, or 1.66% of average loans, in the fourth quarter of 2009 on a similar basis. We recorded a loan loss provision of $15.0 million, unchanged from the fourth quarter of 2009. In accordance with the FASB ASC, the assets acquired in the FDIC-assisted transactions were recorded at estimated fair value at consummation, including estimated loan losses. As a result, no loan loss reserves were recorded on these loans at March 31, 2010. At March 31, 2010, our ratio of loan loss reserves to total loans was 2.92% excluding the covered loans, compared to 2.66% at December 31, 2009.

Net Interest Margin

We reported a tax-equivalent net interest margin of 4.78% in the first quarter of 2010, an improvement of 48 basis points from 4.30% in the fourth quarter of 2009. The margin improvement was driven by a significant expansion in noninterest bearing deposits, favorable deposit pricing, fair value adjustments recorded in the FDIC-assisted transactions, and improved competitive dynamics in many of our markets and businesses.

Balance Sheet

Our total assets increased $932.9 million, or 29.1%, to $4.1 billion at March 31, 2010 from December 31, 2009. Total shareholders’ equity increased $10.6 million, or 2%, since December 31, 2009.

Investment Securities

Total investment securities increased $99.0 million, or 16%, to $719.0 million during the first quarter of 2010. As a percentage of total assets, the investment portfolio decreased from 19.4% at December 31, 2009, to 17.4% at March 31, 2010. The average yield on investment securities was 4.87% in the first quarter of 2010, down 61 basis points on a linked quarter basis, as we re-invested significant cash flows from the FDIC-assisted transactions into lower yielding, shorter maturity investment securities. We hold in our investment portfolio primarily government agency and municipal securities.

Loans

From December 31, 2009 to March 31, 2010, total loans increased $566.1 million, or 28.2%, but declined $59.3 million, or 3.0%, excluding the loans acquired in the two FDIC-assisted transactions. The loan portfolio is comprised of disparate components. Approximately 24.8% of our $2.5 billion net loan portfolio is comprised of covered assets, so the loss-sharing agreements with the FDIC provide considerable protection against credit risk on those assets. Covered under the FDIC loss-sharing agreements were the acquired loan portfolios of Columbia

River Bank ($454.3 million and 17.6% of total gross loans) and American Marine Bank ($171 million and 6.6% of total gross loans). These loans are recorded at an aggregate fair value discount of $249.6 million, or 28.5% of loans acquired. Finally, $2.0 billion in loans are associated with the legacy franchise, which were underwritten under our guidelines.

Deposits

As of March 31, 2010, outstanding deposits were $3.4 billion, an increase of $888.5 million, or 35.8%, from December 31, 2009. Outstanding deposits at March 31, 2010 consisted of $756.1 million in noninterest bearing deposits, $651.4 million in NOW accounts, $1.1 billion, net in savings and money-market accounts, and $856.8 million in time deposits. On a consolidated basis, noninterest bearing deposits totaled $756.1 million at March 31, 2010, up $181.4 million, or 31.6%, compared to December 31, 2009. On a linked quarter basis, average noninterest bearing deposits increased $284.7 million, or 62.5%, and interest-bearing deposits increased $526.4 million, or 28.2%. The average rate on interest bearing deposits in the first quarter of 2010 was 0.84%, a decrease of 66 basis points on a linked quarter basis, compared to a 59 basis point decline in the cost of average interest bearing liabilities. We had $151 million in short-term borrowings at March 31, 2010, or approximately 4.2% of total liabilities.

Risk Factors

An investment in our common stock involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page S-8 of this prospectus supplement and in the “Risk Factors” section included in our Annual Report on Form 10-K for the year ended December 31, 2009, as well as other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, including our financial statements and the notes thereto, before making an investment decision.

The Offering

The following summary contains basic information about our common stock and is not intended to be complete. It does not contain all the information that is important to you. For a more complete description of our common stock, see “Description of Capital Stock” beginning on page S-20.

Common stock we are offering	shares

Common stock outstanding after this offering	shares(1)(2)

Use of Proceeds	Our net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and other estimated expenses of this offering. We intend to use the net proceeds from this offering for selective acquisitions that meet our disciplined criteria, to fund internal growth and for general corporate purposes. We may also use proceeds from this offering to repurchase all or a portion of the securities we have issued to the U.S. Department of Treasury. See “Use of Proceeds.”

Nasdaq Global Select Market Symbol	COLB

Settlement Date	Delivery of shares of our common stock will be made against payment therefor on or about , 2010.

(1)	The number of our shares outstanding immediately after the closing of this offering is based on 28,242,420 shares of common stock outstanding as of March 31, 2010.
(2)	Unless otherwise indicated, the number of shares of common stock presented in this prospectus supplement excludes shares issuable pursuant to the exercise of the underwriters’ over-allotment option, 102,821 shares of common stock issuable upon exercise of outstanding stock options as of March 31, 2010, with a weighted average exercise price of $20.43 per share, 648,446 shares of common stock issuable under our stock compensation plans as of March 31, 2010, and the Warrant (as defined below) for 398,023 shares of common stock held by the U.S. Department of the Treasury (the “Treasury”).

We have issued $76.9 million of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A (“Series A Preferred Stock”) to the Treasury pursuant to the Troubled Asset Relief Program (“TARP”) Capital Purchase Program (“CPP”), together with a warrant to purchase up to 398,023 shares of our common stock at an initial purchase price of $14.49 per share (the “Warrant”).

Selected Historical Financial Information

The following selected financial information as of and for the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005 is derived from audited consolidated financial statements of Columbia. The financial information as of and for the three months ended March 31, 2010 and 2009 is derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Columbia considers necessary for fair presentation of the financial results of operations for such periods. The operating results for the three months ended March 31, 2010 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2010. The financial data below should be read in conjunction with the financial statements and notes thereto incorporated by reference in this prospectus supplement.

	At or for the Three Months Ended March 31, (unaudited)		At or for the Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(dollars in thousands, except per share data)
Summary of Operations:
Interest income	$44,287	$36,029	$143,035	$175,060	$184,217	$151,675	$122,207
Interest expense	6,013	8,126	27,683	55,547	75,397	53,912	31,295

Net interest income	38,274	27,903	115,352	119,513	108,820	97,763	90,912
Provision for loan and lease losses	15,000	11,000	63,500	41,176	3,605	2,065	1,520

Net interest income after provision for loan and lease losses	23,274	16,903	51,852	78,337	105,215	95,698	89,392
Noninterest income	18,473	6,974	29,690	14,850	27,748	24,672	24,786
Noninterest expense	33,897	23,181	94,488	92,125	88,829	76,134	72,855

Pre-tax net income (loss)	7,850	696	(12,946)	1,062	44,134	44,236	41,323
Taxes	(66)	(816)	(8,978)	(4,906)	11,753	12,133	11,692

Net income (loss)	$7,916	$1,512	$(3,968)	$5,968	$32,381	$32,103	$29,631
Net income (loss) applicable to common shareholders	$6,809	$419	$(8,371)	$5,498	$32,381	$32,103	$29,631

Basic earnings (loss) per common share(1)	$0.24	$0.02	$(0.38)	$0.30	$1.91	$2.00	$1.89
Diluted earnings (loss) per common share(1)	$0.24	$0.02	$(0.38)	$0.30	$1.89	$1.98	$1.86
Cash dividends per common share(1)	$0.01	$0.04	$0.07	$0.58	$0.66	$0.57	$0.39
Statement of Financial Condition:
Total assets	$4,133,812	$3,045,757	$3,200,930	$3,097,079	$3,178,713	$2,553,131	$2,377,322
Cash and securities	1,043,410	617,492	936,719	629,255	666,948	709,477	685,738
Non-covered loans, net and loans held for sale	1,892,628	2,145,253	1,955,406	2,191,549	2,260,611	1,689,713	1,545,725
Net covered loans	625,331	—	—	—	—	—	—
Allowance for loan and lease losses	56,981	44,249	53,478	42,747	26,599	20,182	20,829
Intangible assets	131,844	101,157	100,382	101,427	103,061	32,667	33,119
Total deposits	3,371,165	2,344,406	2,482,705	2,382,151	2,498,061	2,023,351	2,005,489
Total borrowings	176,637	233,895	150,755	250,804	288,250	248,376	119,284
Shareholders’ equity	538,721	415,717	528,139	415,385	341,731	252,347	226,242
Book value per share(1)	$16.44	$18.73	$16.13	$18.82	$19.03	$15.71	$14.29
Tangible common book value per share(1)(2)	$11.77	$13.20	$12.57	$13.23	$13.29	$13.68	$12.20
Key Operating Ratios:
Return on average assets	0.81%	0.20%	(0.13)%	0.19%	1.14%	1.30%	1.29%
Return on average common equity	5.93%	0.49%	(2.16)%	1.59%	11.19%	13.50%	13.81%
Efficiency ratio	67.03%	63.59%	61.53%	59.88%	61.33%	58.95%	61.20%
Net interest margin(3)	4.78%	4.26%	4.33%	4.38%	4.35%	4.49%	4.44%
Cost of funds	0.95%	1.54%	1.34%	2.44%	3.63%	3.04%	1.91%
Dividend payout ratio	4.17%	200.0%	nm	193.3%	34.92%	28.79%	20.97%

	At or for the Three Months Ended March 31, (unaudited)		At or for the Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(dollars in thousands, except per share data)
Asset Quality Ratios:
Non-performing assets to total assets	3.62%	3.99%	4.05%	3.54%	0.46%	0.14%	0.21%
Non-performing assets to non-covered loans plus non-covered OREO	6.43%	5.55%	6.39%	4.90%	0.64%	0.20%	0.31%
Net charge-offs to average loans	1.88%	1.71%	2.48%	1.11%	0.02%	0.17%	0.04%
Allowance for loan and lease losses to total non-covered loans	2.92%	2.02%	2.66%	1.91%	1.17%	1.18%	1.33%
Allowance for loan and lease losses to non-performing non-covered loans	53.83%	37.71%	48.40%	40.04%	183.94%	579.94%	428.84%
Capital Ratios:
Average equity to average assets	13.68%	13.73%	14.98%	11.31%	10.20%	9.62%	9.37%
Tangible common equity to tangible assets(4)	8.31%	8.18%	11.40%	8.02%	7.76%	8.72%	8.24%
Total risk-based capital ratio	17.80%	14.47%	19.60%	14.25%	10.90%	13.23%	12.97%
Tier 1 risk-based capital ratio	16.54%	13.21%	18.34%	12.99%	9.87%	12.21%	11.82%
Leverage ratio	10.94%	11.30%	14.33%	11.27%	8.54%	9.86%	9.54%

(1)	Revised for stock splits and stock dividends.

(2)	Tangible common book value per share is defined as total shareholders’ equity, less any outstanding preferred stock, reduced by recorded goodwill and other intangible assets divided by total common shares outstanding.

(3)	Calculated on a tax-equivalent basis.

(4)	Tangible common equity to tangible assets is defined as total shareholders’ equity, less any outstanding preferred stock, reduced by recorded goodwill and other intangible assets divided by total assets reduced by recorded goodwill and other intangible assets.

nm	Not meaningful

RISK FACTORS

An investment in our common stock involves certain risks. Before you invest in our common stock, you should be aware that there are various risks, including those described below, that could affect the value of your investment in the future. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. The risk factors described in this section, as well as any cautionary language in this prospectus supplement, provide examples of risks, uncertainties and events that could have a material adverse effect on our business, including our operating results and financial condition. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. These risks could cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. You should carefully consider the risks described below and the risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2009, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.

Risks Associated with Our Business

The national economic recession could adversely affect our future results of operations or market price of our stock.

The national economy and the financial services sector in particular are currently facing challenges of a scope unprecedented in recent history. We cannot accurately predict the severity or duration of the current economic recession, which has adversely impacted the markets we serve. The U.S. economy has also experienced substantial volatility in the financial markets. Any further deterioration in the economies of the nation as a whole or in our markets would have an adverse effect, which could be material, on our business, financial condition, results of operations and prospects, and could also cause the market price of our stock to decline. While it is impossible to predict how long these conditions may exist, the economic recession could continue to present risks for some time for the industry and our company.

The current economic recession in the market areas we serve may continue to adversely impact our earnings and could increase our credit risk associated with our loan portfolio and the value of our investment portfolio.

Substantially all of our loans are to businesses and individuals in Washington and Oregon, and a continuing decline in the economies of these market areas could have a material adverse effect on our business, financial condition, results of operations and prospects. A series of large Puget Sound-based businesses have implemented substantial employee layoffs and scaled back plans for future growth. Additionally, acquisitions and consolidations have resulted in substantial employee layoffs, along with a significant increase in office space availability in downtown Seattle. Oregon has also seen a similar pattern of large layoffs in major metropolitan areas. There has been a decline in housing prices in both Washington and Oregon. A further deterioration in the market areas we serve could result in the following consequences, any of which could have an adverse impact, which could be material, on our business, financial condition, results of operations and prospects:

•	commercial and consumer loan delinquencies may increase further;

•	problem assets and foreclosures may increase;

•	collateral for loans made may decline further in value, in turn reducing customers’ borrowing power, reducing the value of assets and collateral associated with existing loans;

•	certain securities within our investment portfolio could become other than temporarily impaired, requiring a write down through earnings to fair value thereby reducing equity;

•	low cost or non-interest bearing deposits may decrease; and

•	demand for our loan and other products and services may decrease.

Our loan portfolio mix, which has a concentration of loans secured by real estate, could result in increased credit risk in an economic recession.

Our loan portfolio is concentrated in commercial real estate and commercial business loans. These types of loans, as well as real estate construction loans and land development loans, acquisition and development loans related to the for sale housing industry, generally are viewed as having more risk of default than residential real estate loans or certain other types of loans or investments. In fact, the FDIC has issued pronouncements alerting banks of its concern about heavy loan concentrations. Because our loan portfolio contains a significant number of construction, commercial business and commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans may cause a significant increase in our non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for loan losses, or an increase in loan charge-offs, which could have an adverse impact on our results of operations and financial condition.

A further downturn in the economies or real estate values in the markets we serve could have a material adverse effect on both borrowers’ ability to repay their loans and the value of the real property securing such loans. Our ability to recover on defaulted loans would then be diminished, and we would be more likely to suffer losses on defaulted loans.

Our Allowance for Loan and Lease Losses (“ALLL”) may not be adequate to cover future loan losses, which could continue to adversely affect earnings.

We maintain an ALLL in an amount that we believe is adequate to provide for losses inherent in our portfolio. While we strive to carefully monitor credit quality and to identify loans that may become non-performing, at any time there are loans in the portfolio that could result in losses, but that have not been identified as non-performing or potential problem loans. We cannot be sure that we will be able to identify deteriorating loans before they become non-performing assets, or that we will be able to limit losses on those loans that have been identified. Additionally, the process for determining the ALLL requires different, subjective and complex judgments about the future impact from current economic conditions that might impair the ability of borrowers to repay their loans. As a result, future significant increases to the ALLL may be necessary. Additionally, future increases to the ALLL may be required based on changes in the composition of the loans comprising the portfolio, deteriorating values in underlying collateral (most of which consists of real estate) and changes in the financial condition of borrowers, such as may result from changes in economic conditions, or as a result of incorrect assumptions by management in determining the ALLL. Additionally, banking regulators, as an integral part of their supervisory function, periodically review our ALLL. These regulatory agencies may require us to increase the ALLL which could have a negative effect on our financial condition and results of operation. Any increase in the ALLL would have an adverse effect, which could be material, on our financial condition and results of operations.

Nonperforming assets take significant time to resolve and adversely affect our results of operations and financial condition.

Our nonperforming assets adversely affect our net income in various ways. Until economic and market conditions improve, we expect to continue to incur additional losses relating to an increase in nonperforming loans. We do not record interest income on non-accrual loans, thereby adversely affecting our income, and increasing loan administration costs. When we receive collateral through foreclosures and similar proceedings, we are required to mark the related loan to the then fair market value of the collateral, which may result in a loss. An increase in the level of nonperforming assets also increases our risk profile and may impact the capital levels our regulators believe is appropriate in light of such risks. We utilize various techniques such as loan sales, workouts, and restructurings to manage our problem assets. Decreases in the value of these problem assets, the underlying collateral, or in the borrowers’ performance or financial condition, could adversely affect our business, results of operations and financial condition. In addition, the resolution of nonperforming assets requires significant commitments of time from management and staff, which can be detrimental to performance of their other responsibilities. There can be no assurance that we will not experience further increases in nonperforming loans in the future.

Our acquisitions and the integration of acquired businesses may not result in all of the benefits anticipated, and future acquisitions may be dilutive to current shareholders.

We have in the past and may in the future seek to grow our business by acquiring other businesses. Recently, we acquired assets and deposits of Columbia River Bank and American Marine Bank in FDIC-assisted transactions. There can be no assurance that our acquisitions will have the anticipated positive results, including results relating to: correctly assessing the asset quality of the assets being acquired; the total cost of integration including management attention and resources; the time required to complete the integration successfully; the amount of longer-term cost savings; being able to profitably deploy funds acquired in an acquisition; or the overall performance of the combined entity.

We also may encounter difficulties in obtaining required regulatory approvals and unexpected contingent liabilities can arise from the businesses we acquire. Integration of an acquired business can be complex and costly, sometimes including combining relevant accounting and data processing systems and management controls, as well as managing relevant relationships with employees, clients, suppliers and other business partners. Integration efforts could divert management attention and resources, which could adversely affect our operations or results.

Given the continued economic recession, market volatility and uncertainty, notwithstanding our loss-sharing arrangements with the FDIC with respect to the assets we recently acquired of Columbia River Bank and American Marine Bank, we may continue to experience increased credit costs or need to take additional markdowns and allowances for loan losses on the assets and loans acquired that could adversely affect our financial condition and results of operations in the future. We may also experience difficulties in complying with the technical requirements of our loss-sharing agreements with the FDIC, which could result in some assets which we acquire in FDIC-assisted transactions losing their coverage under such agreements. There is no assurance that as our integration efforts continue in connection with these transactions, other unanticipated costs, including the diversion of personnel, or losses, will not be incurred.

Acquisitions may also result in business disruptions that cause us to lose customers or cause customers to remove their accounts from us and move their business to competing financial institutions. It is possible that the integration process related to acquisitions could result in the disruption of our ongoing businesses or inconsistencies in standards, controls, procedures and policies that could adversely affect our ability to maintain relationships with clients, customers, depositors and employees. The loss of key employees in connection with an acquisition could adversely affect our ability to successfully conduct our business.

We may engage in future acquisitions involving the issuance of additional common stock and/or cash. Any such acquisitions and related issuances of stock may have a dilutive effect on earnings per share and the percentage ownership of current shareholders. The use of cash as consideration in any such acquisitions could impact our capital position and may require us to raise additional capital.

Furthermore, notwithstanding our recent acquisitions, we cannot provide any assurance as to the extent to which we can continue to grow through acquisitions as this will depend on the availability of prospective target opportunities at valuations we find attractive and the competition for such opportunities from other parties.

FDIC-assisted acquisition opportunities may not become available and increased competition may make it more difficult for us to successfully bid on failed bank transactions.

A part of our near-term business strategy is to pursue failing banks that the FDIC plans to place in receivership. The FDIC may not place banks that meet our strategic objectives into receivership. Failed bank transactions are attractive opportunities in part because of loss-sharing arrangements with the FDIC that limit the acquirer’s downside risk on the purchased loan portfolio and, apart from our assumption of deposit liabilities, we have significant discretion as to the non-deposit liabilities that we assume in such transactions. In addition, assets purchased from the FDIC are marked to their fair value and in many cases there is little or no addition to goodwill arising from an FDIC-assisted transaction. The bidding process for failing banks could become very competitive and the FDIC does not provide information about bids until after the failing bank has been closed. We may not be able to match or beat the bids of other acquirers unless we bid aggressively by increasing the premium paid on assumed deposits or reducing the discount bid on assets purchased, which could make the acquisition less attractive to us.

If the goodwill we have recorded in connection with acquisitions becomes impaired, it could have an adverse impact on our earnings and capital.

Accounting standards require that we account for acquisitions using the purchase method of accounting. Under purchase accounting, if the purchase price of an acquired company exceeds the fair value of its net assets, the excess is carried on the acquirer’s balance sheet as goodwill. In accordance with generally accepted accounting principles, our goodwill is evaluated for impairment on an annual basis or more frequently if events or circumstances indicate that a potential impairment exists. Such evaluation is based on a variety of factors, including the quoted price of our common stock, market prices of common stock of other banking organizations, common stock trading multiples, discounted cash flows, and data from comparable acquisitions. There can be no assurance that future evaluations of goodwill will not result in impairment and ensuing write-down, which could be material, resulting in an adverse impact on our earnings and capital.

We may pursue additional capital, which may not be available on acceptable terms or at all, could dilute the holders of our outstanding common stock and may adversely affect the market price of our common stock.

In the current economic environment, we believe it is prudent to consider alternatives for raising capital when opportunities to raise capital at attractive prices present themselves, in order to further strengthen our capital and better position ourselves to take advantage of opportunities that may arise in the future, including the possible redemption of the Series A Preferred Stock we issued and sold to Treasury under the CPP. Such alternatives may include issuance and sale of common or preferred stock, trust preferred securities, or borrowings by the Company, with proceeds contributed to our banking subsidiary, Columbia State Bank (the “Bank”). Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at the time, which are outside of our control, and our financial performance. We cannot assure you that such capital will be available to us on acceptable terms or at all. Any such capital raising alternatives could dilute the holders of our outstanding common stock, and may adversely affect the market price of our common stock and our performance measures such as earnings per share.

Fluctuating interest rates can adversely affect our profitability.

Our profitability is dependent to a large extent upon net interest income, which is the difference (or “spread”) between the interest earned on loans, securities and other interest-earning assets and the interest paid on deposits, borrowings, and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our interest rate spread, and, in turn, our profitability.

Fluctuations in interest rates on loans could adversely affect our business.

Significant increases in market interest rates on loans, or the perception that an increase may occur, could adversely affect both our ability to originate new loans and our ability to grow. Conversely, decreases in interest rates could result in an acceleration of loan prepayments. An increase in market interest rates could also adversely affect the ability of our floating-rate borrowers to meet their higher payment obligations. If this occurred, it could cause an increase in nonperforming assets and charge offs, which could adversely affect our business.

The FDIC has increased insurance premiums to restore and maintain the federal deposit insurance fund, which has increased our costs and could adversely affect our business.

The FDIC adopted a final rule revising its risk-based assessment system, effective April 1, 2009. The changes to the assessment system involve adjustments to the risk-based calculation of an institution’s unsecured debt, secured liabilities and brokered deposits.

The FDIC also recently imposed a special deposit insurance assessment of five basis points on all insured institutions. This emergency assessment was calculated based on the insured institution’s assets at June 30, 2009, and collected on September 30, 2009. Based on our June 30, 2009 assets subject to the FDIC assessment, the special assessment was approximately $1.4 million. This special assessment is in addition to the regular quarterly risk-based assessment.

Additional increases in FDIC insurance premiums could have a significant impact on Columbia.

In November 2009, the FDIC issued a rule requiring that insured institutions prepay their estimated quarterly risk-based assessments to the FDIC for the fourth quarter of 2009 and for 2010, 2011 and 2012, and, in September 2009, the FDIC increased the regular assessment rate by three basis points effective January 1, 2011, as a means of replenishing the deposit insurance fund. The prepayment was collected on December 30, 2009, and was accounted for as a prepaid expense amortized over the prepayment period.

The FDIC deposit insurance fund may suffer additional losses in the future due to bank failures. There can be no assurance that there will not be additional significant deposit insurance premium increases or special assessments imposed in order to restore the insurance fund’s reserve ratio. Any significant premium increases or special assessments could have a material adverse effect on our financial condition and results of operations.

We operate in a highly regulated environment and changes of or increases in, or supervisory enforcement of, banking or other laws and regulations or governmental fiscal or monetary policies could adversely affect us.

As discussed more fully in the section entitled “Supervision and Regulation” of our Annual Report on Form 10-K for the year ended December 31, 2009, incorporated by reference into this prospectus supplement, we are subject to extensive regulation, supervision and examination by federal and state banking authorities. In addition, as a publicly-traded company, we are subject to regulation by the Securities and Exchange Commission. Any change in applicable regulations or federal, state or local legislation or in policies or interpretations or regulatory approaches to compliance and enforcement, income tax laws and accounting principles could have a substantial impact on us and our operations. Changes in laws and regulations may also increase our expenses by imposing additional fees or taxes or restrictions on our operations. Additional legislation and regulations that could significantly affect our powers, authority and operations may be enacted or adopted in the future, which could have a material adverse effect on our financial condition and results of operations. Failure to appropriately comply with any such laws, regulations or principles could result in sanctions by regulatory agencies, or damage to our reputation, all of which could adversely affect our business, financial condition or results of operations. In that regard, proposals for legislation restructuring the regulation of the financial services industry are currently under consideration. Adoption of such proposals could, among other things, increase the overall costs of regulatory compliance. Further, regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws or regulations by financial institutions and holding companies in the performance of their supervisory and enforcement duties. Recently, these powers have been utilized more frequently due to the serious national, regional and local economic conditions we are facing. The exercise of regulatory authority may have a negative impact on our financial condition and results of operations. Additionally, our business is affected significantly by the fiscal and monetary policies of the U.S. federal government and its agencies, including the Federal Reserve Board.

We cannot accurately predict the actual effects of recent legislation or the proposed regulatory reform measures and various governmental, regulatory, monetary and fiscal initiatives which have been and may be enacted on the financial markets, on the Company and on the Bank. The terms and costs of these activities, or the failure of these actions to help stabilize the financial markets, asset prices, market liquidity and a continuation or worsening of current financial market and economic conditions could materially and adversely affect our business, financial condition, results of operations, and the trading price of our common stock.

A continued tightening of the credit markets and credit market volatility may make it difficult to maintain adequate funding for loan growth, which could adversely affect our earnings.

A continued tightening of the credit markets and the inability to maintain adequate liquidity to fund continued loan growth may negatively affect asset growth and, therefore, our earnings capability. In addition to deposit growth and payments of principal and interest received on loans and investment securities, we also rely on borrowing lines with the Federal Home Loan Bank of Seattle (“FHLB”) and the Federal Reserve Bank of San Francisco to fund loans. However, the FHLB has discontinued the repurchase of its stock and discontinued the distribution of dividends. Based on the foregoing, there can be no assurance the FHLB will have sufficient resources to continue to fund our borrowings at their current levels. In the event of a deterioration in our financial condition or a further downturn in the economy, particularly in the housing market, our ability to access these funding resources could be negatively affected, which could limit the funds available to us making it difficult for us to maintain adequate funding for loan growth. In addition, our customers’ ability to raise capital and refinance maturing obligations could be adversely affected, resulting in a further unfavorable impact on our business, financial condition and results of operations.

We may be required, in the future, to recognize impairment with respect to investment securities, including the FHLB stock we hold.

Our securities portfolio currently includes securities with unrecognized losses. We may continue to observe declines in the fair market value of these securities. We evaluate the securities portfolio for any other than temporary impairment each reporting period, as required by generally accepted accounting principles in the United States of America, and as of March 31, 2010, we did not recognize any securities as other-than-temporarily impaired. There can be no assurance, however, that future evaluations of the securities portfolio will not require us to recognize an impairment charge with respect to these and other holdings.

In addition, as a condition to membership in the FHLB, we are required to purchase and hold a certain amount of FHLB stock. Our stock purchase requirement is based, in part, upon the outstanding principal balance of advances from the FHLB. At March 31, 2010, we had stock in the FHLB totaling $17.9 million. The FHLB stock held by us is carried at cost and is subject to recoverability testing under applicable accounting standards. The FHLB has discontinued the repurchase of their stock and discontinued the distribution of dividends. As of March 31, 2010, we did not recognize an impairment charge related to our FHLB stock holdings. There can be no assurance, however, that future negative changes to the financial condition of the FHLB may not require us to recognize an impairment charge with respect to such holdings.

Our ability to access markets for funding and acquire and retain customers could be adversely affected by negative public opinion, the deterioration of other financial institutions or the further deterioration of the financial services industry’s reputation.

The financial services industry continues to be featured in negative headlines about the global and national credit crisis and the resulting stabilization legislation enacted by the U.S. federal government. These reports can be damaging to the industry’s image and potentially erode consumer confidence in insured financial institutions, such as our banking subsidiary. In addition, our ability to engage in routine funding and other transactions could be adversely affected by the actions and financial condition of other financial institutions or negative public opinion resulting from our actual or alleged conduct in any number of activities, including lending practices, governmental enforcement actions taken by regulators or community organizations in response to those activities. Financial services institutions are interrelated as a result of trading, clearing, correspondent, counterparty or other relationships. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry in general, could lead to market-wide liquidity problems, losses of depositor, creditor and counterparty confidence and to losses or defaults by us or by other institutions. We could experience material changes in the level of deposits as a direct or indirect result of other banks’ difficulties or failure, which could affect the amount of capital we need. In addition, negative perceptions associated with our continued participation in the CPP may adversely affect our ability to retain customers, attract investors and compete for new business opportunities.

Substantial competition in our market areas could adversely affect us.

Commercial banking is a highly competitive business. We compete with other commercial banks, savings and loan associations, credit unions, finance, insurance and other non-depository companies operating in our market areas. We also experience competition, especially for deposits, from internet-based banking institutions, which have grown rapidly in recent years. We are subject to substantial competition for loans and deposits from other financial institutions. Some of our competitors are not subject to the same degree of regulation and restriction as we are. Some of our competitors have greater financial resources than we do. Some of our competitors have severe liquidity issues, which could impact the pricing of deposits in our marketplace. If we are unable to effectively compete in our market areas, our business, results of operations and prospects could be adversely affected.

Changes in accounting standards could materially impact our financial statements.

From time to time the Financial Accounting Standards Board and the SEC change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be very difficult to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in our restating prior period financial statements.

Our ability to receive dividends from our banking subsidiary accounts for most of our revenue and could affect our liquidity and ability to pay dividends.

We are a separate and distinct legal entity from our banking subsidiary, Columbia State Bank. We receive substantially all of our revenue from dividends from our banking subsidiary. These dividends are the principal source of funds to pay dividends on our common and preferred stock and principal and interest on our outstanding debt. Various federal and/or state laws and regulations limit the amount of dividends that our bank may pay us. Also, our right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors. Limitations on our ability to receive dividends from our subsidiary could have a material adverse effect on our liquidity and on our ability to pay dividends on common or preferred stock. Additionally, if our subsidiary’s earnings are not sufficient to make dividend payments to us while maintaining adequate capital levels, we may not be able to make dividend payments to our common and preferred shareholders or principal and interest payments on our outstanding debt.

Significant legal or regulatory actions could subject us to substantial uninsured liabilities and reputational harm and have a material adverse effect or on our business and results of operations.

We are from time to time subject to claims and proceedings related to our operations. These claims and legal actions, which could include supervisory or enforcement actions by our regulators, or criminal proceedings by prosecutorial authorities, could involve large monetary claims, including civil money penalties or fines imposed by government authorities, and significant defense costs. To mitigate the cost of some of these claims, we maintain insurance coverage in amounts and with deductibles that we believe are appropriate for our operations. However, our insurance coverage does not cover any civil money penalties or fines imposed by government authorities and may not cover all other claims that might be brought against us or continue to be available to us at a reasonable cost. As a result, we may be exposed to substantial uninsured liabilities, which could adversely affect our business, prospects, results of operations and financial condition. Substantial legal liability or significant regulatory action against us could have material adverse financial effects or cause significant reputational harm to us, which in turn could seriously harm our business prospects.

We are subject to a variety of operational risks, including reputational risk, legal risk and compliance risk, and the risk of fraud or theft by employees or outsiders, which may adversely affect our business and results of operations.

We are exposed to many types of operational risks, including reputational risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, and unauthorized transactions by employees or operational errors, including clerical or record-keeping errors or those resulting from faulty or disabled computer or telecommunications systems.

If personal, non-public, confidential or proprietary information of customers in our possession were to be mishandled or misused, we could suffer significant regulatory consequences, reputational damage and financial loss. Such mishandling or misuse could include, for example, if such information were erroneously provided to parties who are not permitted to have the information, either by fault of our systems, employees, or counterparties, or where such information is intercepted or otherwise inappropriately taken by third parties.

Because the nature of the financial services business involves a high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. Our necessary dependence upon automated systems to record and process transactions and our large transaction volume may further increase the risk that technical flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. We also may be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control (for example, computer viruses or electrical or telecommunications outages, or natural disasters, disease pandemics or other damage to property or physical assets) which may give rise to disruption of service to customers and to financial loss or liability. We are further exposed to the risk that our external vendors may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors by their respective employees as we are) and to the risk that we (or our vendors’) business continuity and data security systems prove to be inadequate. The occurrence of any of these risks could result in a diminished ability of us to operate our business (for example, by requiring us to expend significant resources to correct the defect), as well as potential liability to clients, reputational damage and regulatory intervention, which could adversely affect our business, financial condition and results of operations, perhaps materially.

Risks Associated with this Offering and Our Common Stock

The market price of our common stock may decline after the offering.

The price per share at which we sell the common stock may be more or less than the market price of our common stock on the date the offering is consummated. If the purchase price is greater than the market price at the time of sale, purchasers will experience an immediate decline in the market value of the common stock purchased in this offering. If the actual purchase price is less than the market price for the shares of common stock, some purchasers in the offering may be inclined to immediately sell shares of common stock to attempt to realize a profit. Any such sales, depending on the volume and timing, could cause the price of our common stock to decline. Additionally, because stock prices generally fluctuate over time, there is no assurance that purchasers of our common stock in the offering will be able to sell shares after the offering at a price that is equal to or greater than the actual purchase price. Purchasers should consider these possibilities in determining whether to purchase shares in the offering and the timing of any sales of shares of common stock.

Our profitability measures could be adversely affected if we are unable to effectively deploy the capital raised in this offering.

As described below under “Use of Proceeds,” we may use the net proceeds of this offering for selective acquisitions that meet our disciplined acquisition criteria, to fund internal growth, or the repurchase of all or a portion of the Series A Preferred Stock issued to the Treasury, and for general corporate purposes. Although we are periodically engaged in discussions with potential acquisition candidates, we are not currently a party to any purchase or merger agreement. There can be no assurance that we will be able to negotiate future acquisitions on terms acceptable to us. Investing the proceeds of this offering in securities until we are able to deploy the proceeds would provide lower margins than we generally earn on loans, potentially adversely impacting shareholder returns, including earnings per share, net interest margin, return on assets and return on equity.

The Series A Preferred Stock diminishes the net income available to our common shareholders and earnings per common share, and the Warrant may be dilutive to holders of our common stock.

The dividends accrued and the accretion on discount on the Series A Preferred Stock reduce the net income available to common shareholders and our earnings per common share. The Series A Preferred Stock is cumulative, which means that any dividends not declared or paid will accumulate and will be payable when the payment of dividends is resumed. The Series A Preferred Stock’s dividend rate will increase to 9% per annum five years after its original issuance if not earlier redeemed. If we are unable to redeem the Series A Preferred Stock prior to the date of this increase, the cost of this capital to us will increase substantially on that date, from 5.0% per annum to 9.0% per annum. Depending on our financial condition at the time, this increase in the annual dividend rate on the Series A Preferred Stock could have a material negative effect on our earnings and could also adversely affect our ability to declare and pay dividends on our common shares. Shares of Series A Preferred Stock will also receive preferential treatment in the event of the liquidation, dissolution or winding up of Columbia. Additionally, the ownership interest of the existing holders of our common stock will be diluted to the extent the Warrant is exercised. The shares of common stock underlying the Warrant represent approximately 1.4% of the shares of our common stock outstanding as of March 31, 2010 (including the shares issuable upon exercise of the Warrant in our total outstanding shares). Although the Treasury has agreed not to vote any of the shares of common stock acquired upon exercise of the Warrant, a transferee of any portion of the Warrant or of any shares of common stock acquired upon exercise of the Warrant is not bound by this restriction. For additional information related to the Series A Preferred Stock, see Note 23 to the Consolidated Financial Statements included in “Item 8. Financial Statements and Supplementary Data” of our Annual Report on Form 10-K for the year ended December 31, 2009, incorporated by reference into this prospectus supplement.

The terms of the Series A Preferred Stock pose risks to the holders of our common stock in a variety of ways.

The terms of the Series A Preferred Stock pose risks to the holders of our common stock in a variety of ways:

•

The terms of the Series A Preferred Stock allow the Treasury to impose additional restrictions, including on dividends, and such amendments to the terms of the Series A Preferred Stock as may be required to comply with changes in applicable federal law.

•

The holders of Series A Preferred Stock, including the Treasury, may have different interests from the holders of our common stock, and could exercise their special voting rights to block certain transactions, including authorizing senior stock, amendments to the Series A Preferred Stock and approval of certain mergers, share exchanges or similar transactions, even where such transactions may be considered desirable by, or in the best interests of, the holders of our common stock.

•	Common stock dividends may not be declared if we are in arrears on the payment of dividends on the Series A Preferred Stock.

•

The holder of the Series A Preferred Stock must consent to any repurchase of common stock (other than in connection with the administration of any employee benefit plan in the ordinary course of business and consistent with past practice).

There can be no assurance as to the level of dividends we may pay on our common stock.

Holders of our common stock are only entitled to receive such dividends as our Board of Directors may declare out of funds legally available for such payments. Although we have historically declared cash dividends on our common stock, we are not required to do so and there may be circumstances under which we would eliminate our common stock dividend in the future. This could adversely affect the market price of our common stock. Also, our ability to increase our dividend or to make other distributions is restricted due to our participation in the CPP, which limits (without the consent of the U.S. Treasury) our ability to increase our quarterly common stock dividend above the amount of the last quarterly cash dividend per share declared prior to October 14, 2008 or to repurchase our common stock for so long as the Series A Preferred Stock remains outstanding.

We have various anti-takeover measures that could impede a takeover.

Our articles of incorporation include certain provisions that could make more difficult the acquisition of us by means of a tender offer, a proxy contest, merger or otherwise. These provisions include certain non-monetary factors that our board of directors may consider when evaluating a takeover offer, and a requirement that any “Business Combination” be approved by the affirmative vote of no less than 66 2/3% of the total shares attributable to persons other than a “Control Person.” These provisions and certain provisions of Washington law regarding business combinations of Washington corporations that have a class of voting stock registered under the Exchange Act, as we do, are summarized in the accompanying prospectus. See “Description of Securities We May Offer—Antitakeover Effects of Certain Provisions in our Articles, Bylaws and Washington Law” on page B-8 of the accompanying prospectus. These provisions may have the effect of lengthening the time required for a person to acquire control of us though a tender offer, proxy contest or otherwise, and may deter any potentially hostile offers or other efforts to obtain control of us. This could deprive our shareholders of opportunities to realize a premium for their Columbia common stock, even in circumstances where such action is favored by a majority of our shareholders.

USE OF PROCEEDS

We expect to receive net proceeds from the sale of common stock offered hereby of approximately $             million (or approximately $             million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and estimated expenses payable by us. We intend to use the net proceeds of the offering for selective acquisitions that meet our disciplined criteria, to fund internal growth and for general corporate purposes. With respect to acquisitions, we may use proceeds of the offering to take advantage of opportunities such as FDIC-assisted acquisitions. Depending on our evaluation of the optimal use of the proceeds of the offering, we may determine to apply the proceeds to the repurchase of all or a portion of the Series A Preferred Stock we have issued to the Treasury. Pending allocation to specific uses, we intend to invest the proceeds in short-term interest-bearing investment grade securities.

CAPITALIZATION

The following table shows our consolidated capitalization (unaudited) as of March 31, 2010 and to give effect to the issuance of the common stock offered hereby. You should read the following table with the consolidated financial statements and notes which are incorporated by reference into this prospectus supplement.

	As of March 31, 2010 (unaudited)
	Actual	As Adjusted(1)
	(Dollars in thousands, except per share data)
Long-term debt:
Long-term subordinated debt	$25,686		$25,686
Shareholders’ equity:
Preferred stock (no par value); 2,000,000 shares authorized; 76,898 outstanding, liquidation preference of $1,000 per share	74,447
Common stock (no par value); 63,032,681 shares authorized; 28,242,420 shares outstanding; shares outstanding, as adjusted	349,546
Retained earnings	99,843
Accumulated other comprehensive income	14,885

Total shareholders’ equity	$538,721	$

Book value per share	$16.44	$
Tangible common book value per share(2)	$11.77	$
Equity to total assets	13.03%			%
Tangible common equity to tangible assets(3)	8.31%			%
Regulatory capital ratios(4):
Total risk-based capital ratio	17.80%			%
Tier 1 risk-based capital ratio	16.54%			%
Leverage ratio	10.94%			%

(1)	Assumes that shares of our common stock are sold in this offering at $ per share and that the net proceeds thereof are approximately $ million after deducting underwriting discounts and commissions and our estimated expenses.

(2)	Tangible common book value per share is defined as total shareholders’ equity, less any outstanding preferred stock, reduced by recorded goodwill and other intangible assets divided by the total common shares outstanding.

(3)	Tangible common equity to tangible assets is defined as total shareholders’ equity, less any outstanding preferred stock, reduced by recorded goodwill and other intangible assets divided by total assets reduced by recorded goodwill and other intangible assets.

(4)	Represents regulatory capital ratios of Columbia Banking System, Inc.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 63,032,681 shares of common stock, no par value per share, and 2,000,000 shares of preferred stock, no par value per share. In connection with our participation in the CPP, we have issued 76,898 shares of Series A Preferred Stock to the Treasury.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “COLB.”

At March 31, 2010, there were 28,242,420 shares of our common stock issued and outstanding. On such date, 102,821 shares were subject to outstanding stock options under our employee and director stock option plans.

For three years after the original issuance of our Series A Preferred Stock, we are not permitted to increase dividends on our common shares above the amount of the last quarterly cash dividend per share declared prior to prior to October 14, 2008 without the Treasury’s approval unless all of the Series A Preferred Stock has been redeemed or transferred by the Treasury to unaffiliated third parties. In addition, the consent of the Treasury generally is required for us to make any stock repurchase (other than in connection with the administration of any employee benefit plan in the ordinary course of business and consistent with past practice and other exemptions described on page S-21 under the caption “Series A Preferred Stock—Priority of Dividends”), unless all of the Series A Preferred Stock has been redeemed or transferred by the Treasury to unaffiliated third parties. Further, common shares, junior preferred shares or pari passu preferred shares may not be repurchased if we are in arrears on the payment of Series A Preferred Stock dividends. Other material features and rights of our common stock are described under “Description of Securities We May Offer” on page B-6 of the accompanying prospectus.

Preferred Stock

General

We are authorized to issue 2,000,000 shares of preferred stock, no par value per share, 76,898 shares of which have been designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”), all of which is outstanding as of the date of this prospectus supplement. We do not have any other preferred stock outstanding.

Our board of directors is authorized, without further shareholder action, to issue additional preferred stock with such designations, preferences and rights as our board of directors may determine.

Series A Preferred Stock

Dividends Payable on Shares of Series A Preferred Stock

Holders of shares of Series A Preferred Stock are entitled to receive if, as and when declared by our board of directors or a duly authorized committee of the board, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share on a liquidation preference of $1,000 per share of Series A Preferred Stock with respect to each dividend period from November 21, 2008, to, but excluding, November 15, 2013. From and after November 15, 2013, holders of shares of Series A Preferred Stock are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on a liquidation preference of $1,000 per share of Series A Preferred Stock with respect to each dividend period thereafter.

Dividends are payable quarterly in arrears on each February 15, May 15, August 15 and November 15, each a dividend payment date, starting with February 15, 2009. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable with respect to the Series A Preferred Stock are payable to holders of record of shares of Series A Preferred Stock on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date as the board of directors or any duly authorized committee of the board determines, so long as such record date is not more than 60 nor less than 10 days prior to the applicable dividend payment date.

If we determine not to pay any dividend or a full dividend with respect to the Series A Preferred Stock, we are required to provide written notice to the holders of shares of Series A Preferred Stock prior to the applicable dividend payment date.

We are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Board of Governors of the Federal Reserve System is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, such as us, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In addition, we are subject to Washington state laws relating to the payment of dividends.

Priority of Dividends

With respect to the payment of dividends and the amounts to be paid upon liquidation, the Series A Preferred Stock will rank:

•	senior to our common stock and all other equity securities designated as ranking junior to the Series A Preferred Stock; and

•

at least equally with all other equity securities designated as ranking on a parity with the Series A Preferred Stock, or parity stock, with respect to the payment of dividends and distribution of assets upon any liquidation, dissolution or winding-up of us.

So long as any shares of Series A Preferred Stock remain outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been paid or are contemporaneously declared and paid in full, no dividend whatsoever shall be paid or declared on our common stock or other junior stock, other than a dividend payable solely in common stock. We and our subsidiaries also may not purchase, redeem or otherwise acquire for consideration any shares of our common stock or other junior stock unless we have paid in full all accrued dividends on the Series A Preferred Stock for all prior dividend periods, other than:

•

purchases, redemptions or other acquisitions of our common stock or other junior stock in connection with the administration of our employee benefit plans in the ordinary course of business and consistent with past practice, including purchases pursuant to a publicly announced repurchase plan up to the increase in diluted shares outstanding resulting from the grant, vesting or exercise of equity-based compensation;

•

purchases or other acquisitions by one of our broker-dealer subsidiaries solely for the purpose of market-making, stabilization or customer facilitation transactions in junior stock or parity stock in the ordinary course of its business;

•	purchases by one of our broker-dealer subsidiaries of our capital stock for resale pursuant to an offering by us of such stock that is underwritten by such broker-dealer subsidiary;

•	any dividends or distributions of rights on junior stock in connection with any stockholders’ rights plan or any redemption or repurchases of rights pursuant to any stockholders’ rights plan;

•

acquisition by us or any of our subsidiaries of record ownership of junior stock or parity stock for the beneficial ownership of any other person other than us or one of our subsidiaries, including as trustee or custodian; and

•

the exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock or junior stock but only to the extent that such acquisition is required pursuant to binding contractual agreements entered into before November 21, 2008 or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.

Until such time as the initial selling securityholder ceases to own any shares of Series A Preferred Stock, if we repurchase shares of Series A Preferred Stock from a holder who is not the initial selling securityholder, other than permitted repurchases, we must offer to repurchase a ratable portion of the Series A Preferred Stock then held by the initial selling securityholder.

On any dividend payment date for which full dividends are not paid, or declared and funds set aside therefor, on the Series A Preferred Stock and any other parity stock, all dividends paid or declared for payment on that dividend payment date (or, with respect to parity stock with a different dividend payment date, on the applicable dividend date therefor falling within the dividend period and related to the dividend payment date for the Series A Preferred Stock), with respect to the Series A Preferred Stock and any other parity stock shall be declared ratably among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the dividend period.

Subject to the immediately preceding paragraph, such dividends (payable in cash, securities or otherwise) as may be determined by our board of directors (or a duly authorized committee of the board) may be declared and paid on our common stock and any other stock ranking junior to the Series A Preferred Stock from time to time out of any funds legally available for such payment, and the Series A Preferred Stock shall not be entitled to participate in any such dividend.

Redemption

The Series A Preferred Stock may be redeemed at any time, subject to the approval of the Federal Reserve Board, in whole or in part (but at least 25%), subject to notice as described below.

In any redemption, the redemption price is an amount equal to the per share liquidation amount plus accrued and unpaid dividends to but excluding the date of redemption.

The Series A Preferred Stock will not be subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of Series A Preferred Stock have no right to require the redemption or repurchase of the Series A Preferred Stock.

If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed, the shares to be redeemed will be selected either pro rata from the holders of record of shares of Series A Preferred Stock in proportion to the number of shares held by those holders or in such other manner as our board of directors or a committee thereof may determine to be fair and equitable.

We will mail notice of any redemption of Series A Preferred Stock by first class mail, postage prepaid, addressed to the holders of record of the shares of Series A Preferred Stock to be redeemed at their respective last addresses appearing on our books. This mailing will be at least 30 days and not more than 60 days before the date fixed for redemption. Each notice of redemption will set forth the applicable redemption date, the redemption price, the place where shares of Series A Preferred Stock are to be redeemed, and the number of shares of Series A Preferred Stock to be redeemed (and, if less than all shares of Series A Preferred Stock held by the applicable holder, the number of shares to be redeemed from the holder).

Shares of Series A Preferred Stock that are redeemed, repurchased or otherwise acquired by us will revert to authorized but unissued shares of our preferred stock.

Liquidation Rights

In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Series A Preferred Stock will be entitled to receive an amount per share, referred to as the total liquidation amount, equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of the Series A Preferred Stock will be entitled to receive the total liquidation amount out of our assets that are available for distribution to stockholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our common stock or any other shares ranking, as to that distribution, junior to the Series A Preferred Stock.

If our assets are not sufficient to pay the total liquidation amount in full to all holders of Series A Preferred Stock and all holders of any shares of outstanding parity stock, the amounts paid to the holders of Series A Preferred Stock and other shares of parity stock will be paid pro rata in accordance with the respective total liquidation amount for those holders. If the total liquidation amount per share of Series A Preferred Stock has been paid in full to all holders of Series A Preferred Stock and other shares of parity stock, the holders of our common stock or any other shares ranking, as to such distribution, junior to the Series A Preferred Stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.

For purposes of the liquidation rights, neither the sale, lease or exchange (for cash, securities or other property) of all or substantially all of our assets, nor the consolidation or merger by us with or into any other corporation or any other entity or by another corporation or any other entity with or into us, will constitute a liquidation, dissolution or winding-up of our affairs.

Voting Rights

Except as indicated below or otherwise required by law, the holders of Series A Preferred Stock will not have any voting rights.

Election of Two Directors upon Non-Payment of Dividends. If the dividends on the Series A Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the authorized number of directors then constituting our board of directors will be increased by two. Holders of Series A Preferred Stock, together with the holders of any outstanding parity stock with like voting rights, referred to as voting parity stock, voting as a single class, will be entitled to elect the two additional members of our board of directors, referred to as the preferred stock directors, at the next annual meeting (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full. The election of any preferred stock director is subject to the qualification that the election would not cause us to violate the corporate governance requirement of the Nasdaq Stock Market (or any other exchange or quotation service on which our securities may be listed or quoted) that listed companies must have a majority of independent directors.

Upon the termination of the right of the holders of Series A Preferred Stock and voting parity stock to vote for preferred stock directors, as described above, the preferred stock directors will immediately cease to be qualified as directors, their term of office shall terminate immediately and the number of our authorized directors will be reduced by the number of preferred stock directors that the holders of Series A Preferred Stock and voting parity stock had been entitled to elect. The holders of a majority of shares of Series A Preferred Stock and voting parity stock, voting as a class, may remove any preferred stock director, with or without cause, and the holders of a majority of the shares of Series A Preferred Stock and voting parity stock, voting as a class, may fill any vacancy created by the removal of a preferred stock director. If the office of a preferred stock director becomes vacant for any other reason, the remaining preferred stock director may choose a successor to fill such vacancy for the remainder of the unexpired term.

Other Voting Rights. So long as any shares of Series A Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law or by our articles of incorporation, the vote or consent of the holders of at least 66 2/3% of the shares of Series A Preferred Stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

•

any amendment or alteration of the Certificate of Designations for the Series A Preferred Stock or our articles of incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of our capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends and/or distribution of assets on any liquidation, dissolution or winding up of us;

•

any amendment, alteration or repeal of any provision of the Certificate of Designations for the Series A Preferred Stock or our articles of incorporation so as to adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock; or

•

any consummation of a binding share exchange or reclassification involving the Series A Preferred Stock or of a merger or consolidation of us with another entity, unless (i) the shares of Series A Preferred Stock remain outstanding following any such transaction or, if we are not the surviving entity, are converted into or exchanged for preference securities of the surviving entity or its ultimate parent, and (ii) such remaining outstanding shares of Series A Preferred Stock or preference securities have rights, preferences, privileges and voting powers, and limitations and restrictions thereof, that are not materially less favorable than the rights, preferences, privileges or voting powers of the Series A Preferred Stock, taken as a whole.

Holders of shares of Series A Preferred Stock will be entitled to one vote for each such share on any matter on which holders of shares of Series A Preferred Stock are entitled to vote, including any action by written consent.

The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding shares of Series A Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series A Preferred Stock to effect the redemption.

Treasury Warrant

In connection with the Treasury’s purchase of our Series A Preferred Stock, we issued to the Treasury a ten-year warrant exercisable for 796,046 shares of our common stock at an initial exercise price of $14.49 (the “Warrant”).

Shares of Common Stock Subject to the Warrant

The Warrant currently is exercisable for 398,023 shares of our common stock. The number of shares of common stock subject to the Warrant was reduced by 50% as a result of our common stock capital raise in August 2009. If we elect to repurchase our Series A Preferred Stock, we will also have the right to repurchase the Warrant at fair market value, according to procedures set forth under the terms of our Series A Preferred Stock. The number of shares subject to the Warrant are subject to the adjustments described below under the heading “—Adjustments to the Warrant.”

Exercise of the Warrant

The initial exercise price applicable to the Warrant is $14.49 per share of common stock for which the Warrant may be exercised. The Warrant may be exercised at any time on or before November 21, 2018 by surrender of the Warrant and a completed notice of exercise attached as an annex to the Warrant and the payment of the exercise price for the shares of common stock for which the Warrant is being exercised. The exercise price may be paid either by the withholding of such number of shares of common stock issuable upon exercise of the Warrant equal to the value of the aggregate exercise price of the Warrant determined by reference to the market price of our common stock on the trading day on which the Warrant is exercised or, if agreed to by us and the warrantholder, by the payment of cash equal to the aggregate exercise price. The exercise price applicable to the Warrant is subject to the further adjustments described below under the heading “—Adjustments to the Warrant.”

Upon exercise of the Warrant, certificates for the shares of common stock issuable upon exercise will be issued to the warrantholder. We will not issue fractional shares upon any exercise of the Warrant. Instead, the warrantholder will be entitled to a cash payment equal to the market price of our common stock on the last trading day preceding the date of exercise of the Warrant (less the pro-rated exercise price of the Warrant) for any fractional shares that would have otherwise been issuable upon exercise of the Warrant. We will at all times reserve the aggregate number of shares of our common stock for which the Warrant may be exercised. The shares of common stock issuable upon exercise of the Warrant have been listed for quotation on the Nasdaq Stock Market.

Rights as a Shareholder

The warrantholder shall have no rights or privileges of the holders of our common stock, including any voting rights, until (and then only to the extent) the Warrant has been exercised.

Transferability

If we elect to repurchase our Series A Preferred Stock, we will also have the right to repurchase the Warrant at fair market value. If we elect to repurchase our Series A Preferred Stock but do not elect to repurchase the Warrant, we will be required to issue a substitute warrant to the Treasury that the Treasury may exercise or transfer to a third party.

Adjustments to the Warrant

Adjustments in Connection with Stock Splits, Subdivisions, Reclassifications and Combinations. The number of shares for which the Warrant may be exercised and the exercise price applicable to the Warrant will be proportionately adjusted in the event we pay dividends or make distributions of our common stock, subdivide, combine or reclassify outstanding shares of our common stock.

Anti-dilution Adjustment. Until the earlier of November 21, 2011 and the date on which the initial selling securityholder no longer holds the Warrant or any portion of the Warrant (and other than in certain permitted transactions described below), if we issue any shares of common stock (or securities convertible or exercisable into common stock) without consideration or for less than 90% of the market price of the common stock on the last trading day prior to the date of the agreement on pricing such shares, then the number of shares of common stock into which the Warrant is exercisable and the exercise price will be adjusted. Permitted transactions include issuances:

•	as consideration for or to fund the acquisition of businesses and/or related assets;

•	in connection with employee benefit plans and compensation related arrangements in the ordinary course and consistent with past practice approved by our board of directors;

•

in connection with public or broadly marketed offerings and sales of common stock or convertible securities for cash conducted by us or our affiliates pursuant to registration under the Securities Act or Rule 144A thereunder on a basis consistent with capital-raising transactions by comparable financial institutions; and

•	in connection with the exercise of preemptive rights on terms existing as of November 21, 2008.

Other Distributions. If we declare any dividends or distributions other than our historical, ordinary cash dividends, the exercise price of the Warrant will be adjusted to reflect such distribution.

Certain Repurchases. If we effect a pro rata repurchase of common stock, both the number of shares issuable upon exercise of the Warrant and the exercise price will be adjusted.

Business Combinations. In the event of a merger, consolidation or similar transaction involving Columbia and requiring stockholder approval, the warrantholder’s right to receive shares of our common stock upon exercise of the Warrant shall be converted into the right to exercise the Warrant for the consideration that would have been payable to the warrantholder with respect to the shares of common stock for which the Warrant may be exercised, as if the Warrant had been exercised prior to such merger, consolidation or similar transaction.

CERTAIN UNITED STATES TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes certain United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. This section only applies to non-U.S. holders who purchase and hold our common stock as a capital asset for United States federal income tax purposes (generally property held for investment). You are a non-U.S. holder if you are a beneficial owner of our common stock (other than a partnership) and are not, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the Untied States, a state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (i) the administration of the trust is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) it has a valid election in effect to be treated as a United States person.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder, including certain former U.S. citizens or long-term residents, and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds our common stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding our common stock should consult its tax advisor with regard to the United States federal income tax treatment of an investment in our common stock.

You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of our common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

Except as described below, if you are a non-U.S. holder of our common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

•

a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as (or, in the case of a United States alien holder that is a partnership or an estate or trust, such forms certifying the status of each partner in the partnership or beneficiary of the estate or trust as) a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

•

in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	you are a non-United States person, and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of our common stock unless:

•

the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis,

•	you are an individual, you hold our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or

•

we are or have been a United States real property holding corporation (“USRPHC”) for federal income tax purposes. We currently believe that we are not, and that we are unlikely to become, a USRPHC in the future.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. In addition, if you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Federal Estate Taxes

Common stock held by a non-U.S. holder at the time of death will be included in the holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. As of the date of this prospectus supplement, there is no United States federal estate tax. Such a tax may be enacted, however, with possible retroactive effect.

Backup Withholding and Information Reporting

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding on dividend payments on common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations and does not otherwise establish an exemption from backup withholding generally will be subject to backup withholding at the applicable rate, currently 28%.

The payment of the proceeds of the sale or other disposition of common stock (including a redemption) by a non-U.S. holder through the U.S. office of any broker, U.S. or foreign, generally will be reported to the Internal Revenue Service and subject to backup withholding, unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition of common stock by a non-U.S. holder through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or reported to the Internal Revenue Service, unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of common stock through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States will be reported to the Internal Revenue Service (but will not be subject to backup withholding), unless the broker receives a statement from the non-U.S. holder that certifies its status as a non-U.S. holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a non-U.S. holder.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner. These backup withholding and information reporting rules are complex and non-U.S. holders are urged to consult their own advisors regarding the application of these rules to them.

Recent Legislation

Recently enacted federal legislation, generally applicable to payments made after December 31, 2012, imposes a 30% withholding tax on dividends paid on our common stock and the gross proceeds of a disposition of our common stock, in each case paid to (i) a foreign financial institution, unless it enters into an agreement with the United States Treasury to gather and disclose specified information regarding United States account holders (including certain account holders that are foreign entities with United States owners) and to withhold 30% on certain payments, and (ii) a non-financial foreign entity, unless such entity certifies to the withholding agent the identity of certain direct and indirect United States owners of the entity. The information gathering and disclosure requirements described in this paragraph are different from, and in addition to, the certification requirements described above. Under certain circumstances, a holder of our common stock that is not a United States person may be eligible for refunds or credits of such withholding tax. Investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus supplement through the underwriters named herein (collectively, the “Underwriters”). Keefe, Bruyette & Woods, Inc. (“KBW”) is acting as sole representative of the Underwriters, and we have entered into an underwriting agreement with KBW, as representative of the Underwriters, dated             , 2010 (the “Underwriting Agreement”). Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters has agreed, severally and not jointly, to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number
Keefe, Bruyette & Woods, Inc.
D.A. Davidson & Co.
RBC Capital Markets
Sandler O’Neill & Partners, L.P.

Total

Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the Underwriters.

In connection with this offering, the Underwriters or certain securities dealers may distribute prospectuses electronically.

Over-allotment Option

We have granted the Underwriters an option to buy             additional shares of our common stock. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The Underwriters have 30 days from the date of this prospectus supplement to exercise this option.

Commissions and Discounts

Shares of common stock sold by the Underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. Any shares of common stock sold by the Underwriters to securities dealers may be sold at a discount of up to $             per share from the public offering price. Any of these securities dealers may resell any shares of common stock purchased from the Underwriters to other brokers or dealers at a discount of up to $             per share from the public offering price. If all the shares of common stock are not sold at the public offering price, the representative may change the offering price and the other selling terms. Sales of shares of common stock made outside of the United States may be made by affiliates of the Underwriters.

The following table shows the per share and total underwriting discounts and commissions we will pay to the Underwriters, assuming both no exercise and full exercise of the Underwriters’ option to purchase an additional              shares of common stock:

	No Exercise	Full Exercise
Per Share Total	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $250,000.

Participation of Executive Officers and Directors in the Offering

Our management, directors, principal shareholders, or their affiliates may acquire shares in this offering. Any purchases by them or their affiliates must be made on the same terms and conditions as purchases by nonaffiliated investors and with a view toward investment, not resale.

No Sales of Similar Securities

We and our executive officers and directors have entered into lock-up agreements with the Underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representative, subject to limited exceptions (i) offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock or (ii) enter into any swap or any other agreement or transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise. These restrictions will be in effect for a period of 90 days after the date of the Underwriting Agreement. At any time and without public notice, Keefe, Bruyette & Woods, Inc. may, in its sole discretion, release all or some of the securities from these lock-up agreements.

The 90-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 90-day restricted period and ends on the last day of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the earnings release is issued or the material news or material event relating to us occurs.

Indemnification and Contribution

We have agreed to indemnify the Underwriters and their affiliates and controlling persons against certain liabilities. If we are unable to provide this indemnification, we will contribute to the payments the Underwriters, their affiliates and their controlling persons may be required to make in respect of those liabilities.

Nasdaq Quotation

Our common stock is quoted on the Nasdaq Global Select Market under the symbol “COLB.”

Price Stabilization, Short Positions and Passive Market Making

In connection with this offering, the Underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids;

•	syndicate covering transactions; and

•	passive market making.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the Underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the Underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The Underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on the Nasdaq, in the over-the-counter market or otherwise.

In addition, in connection with this offering the Underwriters may engage in passive market making transactions in our common stock on Nasdaq prior to the pricing and completion of this offering. Passive market making consists of displaying bids on Nasdaq no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Affiliations

The Underwriters and their affiliates have provided and may continue to provide certain commercial banking, financial advisory and investment banking services for us for which they receive fees.

The Underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock offered hereby which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Keefe, Bruyette & Woods, Inc. for any such offer; or

(d)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each Underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares of common stock offered hereby in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock offered hereby in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Certain legal matters with respect to the validity of the common stock offered hereby have been passed upon for us by Graham & Dunn PC. Pillsbury Winthrop Shaw Pittman LLP, San Francisco, California, is acting as counsel to the Underwriters in connection with certain legal matters relating to the common stock being offered by this prospectus supplement.

EXPERTS

Our consolidated financial statements incorporated in this prospectus supplement and the accompanying prospectus by reference from Columbia Banking System, Inc.’s Annual Report on Form 10-K, and the effectiveness of Columbia Banking System, Inc.’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statement of assets acquired and liabilities assumed by Columbia State Bank (a wholly owned subsidiary of Columbia Banking System, Inc.), pursuant to the Purchase and Assumption Agreement, dated January 22, 2010, incorporated in this prospectus supplement and the accompanying prospectus by reference from Columbia Banking System, Inc.’s Current Report on Form 8-K/A (filed on April 9, 2010), has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statement has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference information into this prospectus supplement and the accompanying prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, except for any information that is superseded by subsequent incorporated documents or by information that is included directly in this prospectus supplement or the accompanying prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from and after the date of this prospectus supplement and until the termination of this offering:

•

Annual Report on Form 10-K for the year ended December 31, 2009, filed March 4, 2010 (including those portions of our definitive proxy statement on Schedule 14A relating to our 2010 Annual Meeting of Shareholders, which was filed on March 22, 2010, incorporated by reference therein);

•

Current Reports on Form 8-K filed January 5, 2010; January 28, 2010 (reporting under Items 1.01, 2.01, 7.01 and 9.01), as amended by our Current Report on Form 8-K/A filed April 9, 2010; February 2, 2010; February 4, 2010; and April 28, 2010 (reporting under Items 2.02, 8.01 and 9.01); and

•	The description of our common stock contained in our Current Report on Form 8-K filed June 29, 2009, including any amendment or report filed to update such description.

Nothing in this prospectus supplement shall be deemed to incorporate information deemed furnished but not filed with the SEC.

You may obtain any of these incorporated documents from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference in such document. You may obtain documents incorporated by reference in this prospectus supplement by requesting them from us in writing or by telephone at the following address:

Columbia Banking System, Inc.

1301 “A” Street

Tacoma, Washington 98402-4200

(253) 305-1900

Attention: Cathleen Dent, Corporate Secretary

In addition, we maintain a corporate website, www.columbiabank.com. We make available through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. This reference to our website is for the convenience of investors as required by the SEC and shall not be deemed to incorporate any information on the website into this prospectus supplement.

PROSPECTUS

$225,000,000

COLUMBIA BANKING SYSTEM, INC

Common Stock

Preferred Stock

Warrants

We may offer and sell, from time to time in one or more offerings and in amounts, at prices and on terms that will be determined at the time of any such offering, shares of our common stock, no par value per share, shares of our preferred stock, no par value per share, or stock purchase warrants having a maximum aggregate offering price of $225,000,000.

Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus may not be used to offer or sell our securities without a prospectus supplement describing the method and terms of the offering. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Incorporation of Certain Documents by Reference” before you make your investment decision.

We may sell our securities on a continuous or delayed basis directly, through agents or underwriters as designated from time to time, or through a combination of these methods. For additional information on the method of sale, you should refer to the section of this prospectus entitled “Plan of Distribution” on page B-5. We reserve the sole right to accept, and together with any agents, dealers and underwriters, reserve the right to reject, in whole or in part, any proposed purchase of our securities. If any agents, dealers or underwriters are involved in the sale of our securities, the applicable prospectus supplement will set forth any applicable commissions or discounts. Our net proceeds from the sale of our securities will also be set forth in the applicable prospectus supplement.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “COLB.”

Investing in our securities involves a high degree of risk. See “Risk Factors ” on page B-1 of this prospectus, as well as in supplements to this prospectus.

These securities are not deposits or obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or the accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 19, 2010.

B-i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the “SEC,” utilizing a “shelf” registration process. Under this shelf registration process, we may offer and sell the securities described in this prospectus in one or more offerings. This prospectus provides you with only a general description of the securities that we may offer. Each time we offer our securities, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain specific information about the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making offers to sell the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.

The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “Columbia,” the “Company,” “we,” “us,” “our” or similar references mean Columbia Banking System, Inc., and references to the “Bank” mean Columbia State Bank, our wholly-owned banking subsidiary.

RISK FACTORS

You should carefully consider the specific risks set forth under “Risk Factors” in the applicable prospectus supplement and under the caption “Risk Factors” in any of our filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (“Exchange Act”) incorporated into this prospectus by reference, before making an investment decision.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, and any prospectus supplement, including information included or incorporated by reference, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions that are not historical facts, and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “should,” “projects,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations in the forward-looking statements, including those set forth in this prospectus, any accompanying prospectus supplement or the documents incorporated by reference, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of our quarterly and annual reports, and other documents we file with the SEC:

•

local and national economic conditions could be less favorable than expected or could have a more direct and pronounced effect on us than expected and adversely affect our ability to continue internal growth at historical rates and maintain the quality of our earning assets;

•	the local housing/real estate market could continue to decline;

•

the risks presented by a continued economic recession, which could adversely affect credit quality, collateral values, including real estate collateral, investment values, liquidity and loan originations and loan portfolio delinquency rates;

•	the integration of our two recent FDIC-assisted acquisitions may present unforeseen challenges;

•	the efficiencies and enhanced financial and operating performance we expect to realize from investments in personnel, acquisitions and infrastructure could not be realized;

•	interest rate changes could significantly reduce net interest income and negatively affect funding sources;

•	projected business increases following strategic expansion or opening of new branches could be lower than expected;

•	changes in the scope and cost of FDIC insurance and other coverages, and changes in the U.S. Treasury’s Capital Purchase Program;

•	changes in accounting principles, policies, and guidelines applicable to bank holding companies and banking;

•	competition among financial institutions could increase significantly;

•	the goodwill we have recorded in connection with acquisitions could become impaired, which may have an adverse impact on our earnings and capital;

•	the reputation of the financial services industry could deteriorate, which could adversely affect our ability to access markets for funding and to acquire and retain customers;

•

the terms and costs of the numerous actions taken by the Federal Reserve, the U.S. Congress, the Treasury, the FDIC, the SEC and others in response to the liquidity and credit crisis, or the failure of these actions to help stabilize the financial markets, asset prices, market liquidity, or worsening of current financial market and economic conditions could materially and adversely affect our business, financial condition, results of operations, and the trading price of our common stock; and

•	our ability to effectively manage credit risk, interest rate risk, market risk, operational risk, legal risk, liquidity risk and regulatory and compliance risk.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in “Risk Factors” above, in our prospectus supplement and in our reports filed with the SEC. We believe the expectations reflected in our forward-looking statements are reasonable, based on information available to us on the date hereof. However, given the described uncertainties and risks, we cannot guarantee our future performance or results of operations and you should not place undue reliance on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The risks described in our other SEC filings and our prospectus supplement should be considered when reading any forward-looking statements in this document.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy information and other information with the SEC. You may read and copy such material at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the Public Reference Room.

The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, who file reports electronically with the SEC. The address of that site is www.sec.gov.

We have filed with the SEC a registration statement on Form S-3, which registers the securities that we may offer under this prospectus. This prospectus is part of that registration statement and, as permitted by the SEC’s rules, does not contain all the information required to be set forth in the registration statement. We believe that we have included or incorporated by reference all information material to investors in this prospectus, but some details that may be important for specific investment purposes have not been included. For further information, you should read the registration statement and the exhibits filed with or incorporated by reference into the registration statement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superceded by subsequent incorporated documents or by information that is included directly in this prospectus or any prospectus supplement. We incorporate by reference the documents listed below and any future filings we make with the SEC after the date of this prospectus and until the termination of this offering under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

•

Annual Report on Form 10-K for the year ended December 31, 2009, filed March 4, 2010 (including those portions of our definitive proxy statement on Schedule 14A relating to our 2010 Annual Meeting of Shareholders, which was filed on March 22, 2010, incorporated by reference therein), except the Five-Year Stock Performance Graph and related discussion appearing in Part II, Item 5;

•

Current Reports on Form 8-K filed January 5, 2010, January 28, 2010 (reporting under Items 1.01, 2.01, 7.01 and 9.01), as amended by our Current Report on Form 8-K/A filed April 9, 2010, February 2, 2010 and February 4, 2010; and

•

The description of our common stock contained in our Current Report on Form 8-K filed June 29, 2009, for the purpose of updating the description of our common stock contained in the registration statement on Form 10 filed on June 8, 1992, and any amendment or reports filed for the purpose of updating that description.

Nothing in this prospectus shall be deemed to incorporate information furnished to but not filed with the SEC.

You may obtain any of these incorporated documents from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference in such document.

You may obtain documents incorporated by reference in this prospectus by requesting them from us in writing or by telephone at the following address:

Columbia Banking System, Inc.

1301 “A” Street

Tacoma, Washington 98402-4200

(253) 305-1900

Attention: Cathleen Dent, Corporate Secretary

In addition, we maintain a corporate website, www.columbiabank.com. We make available through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. This reference to our website is for the convenience of investors as required by the SEC and shall not be deemed to incorporate any information on the website into this registration statement, prospectus or any prospectus supplement.

ABOUT COLUMBIA

Overview

Columbia Banking System, Inc., headquartered in Tacoma, Washington, is a regional bank holding company providing commercial banking services in Washington and Oregon, primarily along the Interstate 5 (North-South) corridor. We offer a wide range of banking products and services, including transaction and savings deposits, commercial, consumer and real estate loans, mortgage origination services, and retail brokerage services. We serve individuals, small to medium-sized businesses, community organizations and public entities.

As of March 31, 2010, our wholly-owned banking subsidiary, Columbia State Bank, had 85 banking offices located in Washington and Oregon. We serve the geographic markets of (i) the greater Puget Sound region including Tacoma, Seattle, Bellevue, the western Puget Sound area, and the Bellingham community in northwestern Washington, (ii) the greater Portland area, including the Columbia River Gorge market spanning both Washington and Oregon, (iii) southeastern Washington and eastern Oregon, (iv) central Oregon and (v) the northern coast of Oregon.

As of December 31, 2009, we had total assets of approximately $3.2 billion, total net loans receivable and loans held for sale of approximately $2.0 billion, total deposits of approximately $2.5 billion and approximately $528.1 million in shareholders’ equity.

Recent Acquisitions

In January 2010, we completed two FDIC-assisted acquisitions:

•

On January 22, 2010, we acquired all of the deposits and certain assets of Columbia River Bank, an Oregon state-chartered bank headquartered in The Dalles, Oregon, from the FDIC. In the transaction, we acquired tangible assets with an acquisition date fair value of approximately $701.0 million and assumed liabilities with an acquisition date fair value of $912.9 million, located in 21 branches in Washington and Oregon. The fair values of the assets acquired and liabilities assumed were determined based on the requirements of the Business Combinations topic of the Financial Accounting Standards Board Accounting Standards Codification (the “FASB ASC”).

•

On January 29, 2010, we assumed all of the non-brokered deposits and acquired certain assets of American Marine Bank, a Washington state-chartered bank headquartered in Bainbridge Island, Washington, from the FDIC. Exclusive of fair value measurements required by the Business Combinations topic of the FASB ASC, we acquired assets of approximately $308 million and assumed deposits of approximately $253 million, located in 11 branches throughout the western Puget Sound region. As part of this acquisition, we received regulatory approval to exercise trust powers and intend to continue to operate the Trust and Wealth Management Division of American Marine Bank.

In each of the FDIC-assisted acquisitions, we participated in a competitive bid process, in which we offered a negative bid on net assets acquired ($43.9 million in the case of Columbia River Bank and $23.0 million in the case of American Marine Bank) and paid the FDIC a 1% deposit premium on non-brokered deposits. With respect to the American Marine Bank acquisition, we did not assume any brokered deposits of that institution. In each acquisition, the acquired loan portfolio is subject to loss share agreements with the FDIC.

USE OF PROCEEDS

Unless we specify otherwise in a prospectus supplement, we intend to use the net proceeds from our sale of securities under this prospectus for general corporate purposes, which may include repaying indebtedness, redeeming outstanding Series A Preferred Stock, making additions to our working capital, funding future acquisitions, or for any other purpose we describe in the applicable prospectus supplement. Until we use the proceeds for any purpose, we expect to invest them in interest bearing securities.

PLAN OF DISTRIBUTION

We may sell the securities being offered hereby to one or more underwriters for public offering and sale by them and may also sell the securities directly or through agents. We will name any underwriter or agent involved in the offer and sale of securities in the applicable prospectus supplement. We have also reserved the right to sell or exchange securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

We may distribute the securities from time to time in one or more transactions (i) at a fixed price; (ii) at market prices prevailing at the time of sale; (iii) at prices related to such prevailing market prices, or (iv) at negotiated prices.

We may also, from time to time, authorize dealers, acting as our agents, to offer and sell securities upon the terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of securities, we, or the purchasers of securities for whom the underwriters may act as agents, may compensate the underwriters in the form of underwriting discounts or commissions. Underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Each prospectus supplement will indicate if an agent will be acting on a best efforts basis and a dealer will purchase securities as a principal, and resell the securities at varying prices to be determined by the dealer; or if the underwriter has undertaken to sell the securities in a firm underwritten offering.

We will describe in the applicable prospectus supplement, the specific plan of distribution, any compensation we pay to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Dealers and agents participating in the distribution of securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on the resale of securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act of 1933 (“Securities Act”), and to reimburse them for certain expenses.

To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. This may include over-allotments or short sales of securities, which involve the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

Certain of the underwriters, dealers or agents and their associates may engage in transactions with or perform services for us in the ordinary course of their business for which they receive compensation.

DESCRIPTION OF SECURITIES WE MAY OFFER

General

We may offer (i) shares of common stock; (ii) shares of preferred stock; or (iii) warrants to purchase common stock and/or preferred stock, under this prospectus. Our authorized capital stock consists of:

•	63,032,681 shares of common stock, no par value per share; and

•	2,000,000 shares of preferred stock, no par value per share.

As of March 31, 2010, there were 28,242,420 shares of our common stock issued and outstanding and 102,821 shares of our common stock issuable upon exercise of outstanding stock options under our stock option plans and approximately 648,446 shares of our common stock reserved for future issuance under our stock option plans.

As of March 31, 2010, there were 76,898 shares of preferred stock outstanding, all of which have been designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”).

Description of Securities

The following section, together with the additional information we may include in any applicable prospectus supplement, describes the material features and rights of our common stock, preferred stock and warrants that we may offer. The summary does not purport to be exhaustive and is qualified, with respect to our capital stock, in its entirety by reference to our Amended and Restated Articles of Incorporation (“Articles of Incorporation”) and Amended and Restated Bylaws (“Bylaws”), each of which is filed as an exhibit to the registration statement of which this prospectus is a part, and to applicable Washington law.

Common Stock

General

The holders of our common stock have one vote per share on all matters submitted to a vote of our shareholders. There are no cumulative voting rights for the election of directors. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of legally available funds, subject to preferences that may be applicable to any outstanding series of preferred stock. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of shares of our common stock have no preemptive, subscription, redemption, sinking fund or conversion rights.

Dividends. The holders of our common stock are entitled to receive dividends declared by our Board of Directors out of funds legally available therefor. Holders of preferred stock and debt securities, however, have a priority right to distributions and payment over our common stock. Our ability to pay dividends basically depends on the amount of dividends paid to us by our subsidiaries. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum regulatory capital requirements. State laws also limit a bank’s ability to pay dividends. Accordingly, the dividend restrictions imposed on our subsidiaries by statute or regulation effectively may limit the amount of dividends we can pay.

As described below, we have issued Series A Preferred Stock, which ranks senior to our common stock and prohibits payment of dividends on our common stock if we are in arrears on the payment of dividends on the Series A Preferred Stock. Further, without the prior consent of the U.S. Treasury, we may not pay dividends on our common stock in excess of $0.17 per share per quarter prior to the earlier of November 21, 2011 and the date on which we redeem (or the U.S. Treasury transfers to unaffiliated third parties) all of the Series A Preferred Stock.

Transfer Agent. The transfer agent and registrar for our common stock is American Stock Transfer & Trust Co.

Antitakeover Effects of Certain Provisions in our Articles, Bylaws and Washington Law

Some provisions of our Articles of Incorporation, our Bylaws, and Washington law may be deemed to have an antitakeover effect and may collectively operate to delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by our shareholders. These provisions include:

Preferred Stock Authorization. As described below, our Board of Directors, without shareholder approval, has the authority under our Articles of Incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock, while not intended as a defensive measure against takeovers, could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control of Columbia or make removal of management more difficult.

Articles of Incorporation Limitation on Business Combinations. Our Articles of Incorporation include certain provisions that could make more difficult the acquisition of Columbia by means of a tender offer, a proxy contest, merger or otherwise. These provisions include:(a) certain non-monetary factors that the Columbia Board of Directors may consider when evaluating a takeover offer, as described below, and (b) a requirement that any “Business Combination” (as defined in the Articles of Incorporation) be approved by the affirmative vote of no less than 66 2/3% of the total shares attributable to persons other than a “Control Person” (as defined in the Articles of Incorporation), unless certain conditions are met.

Columbia’s Articles of Incorporation allow the Columbia Board of Directors to consider non-monetary factors in evaluating certain takeover bids. Specifically, the Articles of Incorporation allow the Board of Directors, in determining what is in the best interests of Columbia and its shareholders, to consider all relevant factors, including, without limitation, the social and economic effects on its employees, customers, suppliers and other constituents of Columbia and its subsidiaries and on the communities in which Columbia and its subsidiaries operate or are located.

The requirement for “Super-Majority” approval of certain business transactions does not apply if the Columbia Board of Directors has approved the transaction or if certain other conditions concerning non discrimination among shareholders, receipt of fair value and the mailing of a proxy statement responsive to the requirements of the Exchange Act to Columbia’s public shareholders, are satisfied.

The matters described above may have the effect of lengthening the time required for a person to acquire control of Columbia through a tender offer, proxy contest, or otherwise, and may deter any potentially unfriendly offers or other efforts to obtain control of Columbia. This could deprive Columbia’s shareholders of opportunities to realize a premium for their Columbia stock, even in circumstances where such action was favored by a majority of Columbia shareholders.

In addition to the provisions contained in Columbia’s Articles of Incorporation, Washington law also requires prior approval by a majority of the board of directors of a target company in certain acquisition transactions. Washington law prohibits corporations that have a class of voting stock registered under the Exchange Act, such as Columbia, from engaging in any “Significant Business Transaction” (defined to include mergers or consolidations, certain sales, termination of 5% or more of a corporation’s employees, sales of assets, liquidation or dissolution, and other specified transactions) for a period of five years after a person or group acquires 10% or more of a corporation’s outstanding voting stock, unless the acquisition is approved in advance by a majority vote of the board of directors, or, at or subsequent to the acquiring person or group’s acquisition of shares of the corporation, such Significant Business Transaction is approved by a majority vote of the target corporation’s board of directors and authorized by the affirmative vote of at least two-thirds of the corporation’s outstanding voting shares (except those beneficially owned or under voting control of the acquiring person).

Amendment of Articles of Incorporation and Bylaws. Under the Washington Business Corporation Act (“WBCA”), the Articles of Incorporation of Columbia, as a “public” company, may be amended upon the affirmative vote of the holders of a majority of Columbia’s outstanding voting stock. However, the provisions of

Article 9 of Columbia’s Articles of Incorporation, relating to Business Combinations (as defined in the Articles of Incorporation), may not be amended or repealed without the affirmative vote of holders of not less than 66 2/3% of Columbia’s outstanding voting stock. The Columbia Board of Directors may make certain amendments, as listed in the WBCA, to the Articles of Incorporation without shareholder approval. The Columbia Board of Directors may, by a majority vote, amend or repeal Columbia’s Bylaws.

Preferred Stock

General

Under our Articles of Incorporation, our Board of Directors has the authority, without any further vote or action by our shareholders, to issue 2,000,000 shares of preferred stock in one or more series and to fix, determine or amend the relative rights and preferences of the shares of any series so established, within the limitations set forth in the WBCA, relating to the powers, designations, rights, preferences, and restrictions thereof, including, but not limited to:

•	dividend rights;

•	conversion rights;

•	voting rights;

•	redemption terms;

•	liquidation preferences; and

•	the number of shares constituting each such series.

The applicable prospectus supplement will describe the specific dividend, liquidation, redemption, voting and conversion rights relating to the particular series of the preferred stock it offers, including among other things dividend rates; dividend periods; whether dividends will be cumulative or noncumulative; the terms upon which we may, or must, redeem such preferred stock; rights upon liquidation, and voting rights.

Unless the applicable prospectus supplement specifies otherwise, the preferred stock will have no preemptive rights to subscribe for any additional securities that we may issue in the future, which means that holders of shares of preferred stock will have no right, as holders of shares of preferred stock, to buy any portion of those issued securities.

There are 76,898 shares of preferred stock issued and outstanding as of March 31, 2010, all of which are shares of Series A Preferred Stock issued to the U.S. Treasury on November 21, 2008 pursuant to the TARP Capital Purchase Program. The following is a summary of the material terms of the Series A Preferred Stock.

Series A Preferred Stock

Dividends Payable on Shares of Series A Preferred Stock. Holders of shares of Series A Preferred Stock are entitled to receive if, as and when declared by our board of directors or a duly authorized committee of the board, out of assets legally available for payment, cumulative cash dividends (payable quarterly in arrears) at a rate per annum of 5% per share on a liquidation preference of $1,000 per share of Series A Preferred Stock. From and after November 15, 2013, holders of shares of Series A Preferred Stock are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on a liquidation preference of $1,000 per share of Series A Preferred Stock.

Priority of Dividends. With respect to the payment of dividends and the amounts to be paid upon liquidation, the Series A Preferred Stock will rank:

•	senior to our common stock and all other equity securities designated as ranking junior to the Series A Preferred Stock; and

•

at least equally with all other equity securities designated as ranking on a parity with the Series A Preferred Stock, or parity stock, with respect to the payment of dividends and distribution of assets upon any liquidation, dissolution or winding-up of us.

So long as any shares of Series A Preferred Stock remain outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been paid or are contemporaneously declared and paid in full, no dividend whatsoever may be paid or declared on our common stock or other junior stock, other than a dividend payable solely in common stock. Subject to specified exceptions, we and our subsidiaries also may not purchase, redeem or otherwise acquire for consideration any shares of our common stock or other junior stock unless we have paid in full all accrued dividends on the Series A Preferred Stock for all prior dividend periods.

Redemption. The Series A Preferred Stock may be redeemed at any time, subject to the approval of the Federal Reserve Board, in whole or in part (but at least 25%), subject to prior notice to the holders of record thereof. In any redemption, the redemption price is an amount equal to the per-share liquidation amount plus accrued and unpaid dividends to but excluding the date of redemption. Shares of Series A Preferred Stock that are redeemed, repurchased or otherwise acquired by us will revert to authorized but unissued shares of our preferred stock.

Liquidation Rights. In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Series A Preferred Stock will be entitled to receive an amount per share, referred to as the total liquidation amount, equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of the Series A Preferred Stock will be entitled to receive the total liquidation amount out of our assets that are available for distribution to shareholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our common stock or any other shares ranking, as to that distribution, junior to the Series A Preferred Stock.

For purposes of the liquidation rights, neither the sale, lease or exchange (for cash, securities or other property) of all or substantially all of our assets, nor the consolidation or merger by us with or into any other corporation or any other entity or by another corporation or any other entity with or into us, will constitute a liquidation, dissolution or winding-up of our affairs.

Voting Rights. Except as indicated below or otherwise required by law, the holders of Series A Preferred Stock will not have any voting rights.

Election of Two Directors upon Non-Payment of Dividends. If the dividends on the Series A Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), holders of Series A Preferred Stock, together with the holders of any outstanding parity stock with like voting rights, voting as a single class, will be entitled to elect the two additional members of our board of directors. The right to elect directors will end when all accrued and unpaid dividends for all past dividend periods have been paid in full.

Other Voting Rights. So long as any shares of Series A Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law or by our articles of incorporation, the vote or consent of the holders of at least 66 2/3% of the shares of Series A Preferred Stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating:

•

any amendment or alteration of the Certificate of Designations for the Series A Preferred Stock or our articles of incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of our capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends and/or distribution of assets on any liquidation, dissolution or winding-up of us;

•

any amendment, alteration or repeal of any provision of the Certificate of Designations for the Series A Preferred Stock or our articles of incorporation so as to adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock; or

•

any consummation of a binding share exchange or reclassification involving the Series A Preferred Stock or of a merger or consolidation of us with another entity, unless (i) the shares of Series A Preferred Stock remain outstanding following any such transaction or, if we are not the surviving entity, are converted into or exchanged for preference securities of the surviving entity or its ultimate parent, and (ii) such remaining outstanding shares of Series A Preferred Stock or preference securities have rights, preferences, privileges and voting powers, and limitations and restrictions thereof, that are not materially less favorable than the rights, preferences, privileges or voting powers of the Series A Preferred Stock, taken as a whole.

The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding shares of Series A Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series A Preferred Stock to effect the redemption.

Warrants

General

We may issue warrants for the purchase of common stock, preferred stock, or any combination thereof, in one or more series. We may issue warrants independently or together with common stock and/or preferred stock, and the warrants may be attached to or separate from these securities.

We will evidence each series of warrants by warrant certificates that we may issue under a separate agreement. We may enter into a warrant agreement with a warrant agent. Each warrant agent may be a bank that we select which has its principal office in the United States. We may also choose to act as our own warrant agent. We will indicate the name and address of any such warrant agent in the applicable prospectus supplement relating to a particular series of warrants.

We will describe in the applicable prospectus supplement the terms of any particular series of warrants, including:

•	the offering price and aggregate number of warrants offered;

•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;

•	if applicable, the date on and after which the warrants and the related securities will be separately transferable;

•

the number of shares of common stock or preferred stock, as the case may be, purchasable upon the exercise of one warrant and the price at which and currency in which these shares may be purchased upon such exercise;

•	the manner of exercise of the warrants, including any cashless exercise rights and, if applicable, the minimum and maximum amount of such warrants which may be exercised at any one time;

•	the warrant agreement under which the warrants will be issued;

•	the effect of any merger, consolidation, sale or other disposition of our business on the warrant agreement and the warrants;

•	anti-dilution provisions of the warrants, if any;

•	the terms of any rights to redeem or call the warrants;

•	any provisions for changes to or adjustments in the exercise price or number of securities issuable upon exercise of the warrants;

•

the dates on which the right to exercise the warrants will commence and expire or, if the warrants are not continuously exercisable during that period, the specific date or dates on which the warrants will be exercisable;

•	the manner in which the warrant agreement and warrants may be modified;

•	the identities of the warrant agent and any calculation or other agent for the warrants;

•	federal income tax consequences of holding or exercising the warrants;

•	the terms of the securities issuable upon exercise of the warrants;

•	any securities exchange or quotation system on which the warrants or any securities deliverable upon exercise of the warrants may be listed or quoted; and

•	any other specific terms, preferences, rights or limitations of or restrictions on the warrants.

Before exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive dividends, if any, or payments upon our liquidation, dissolution or winding up or to exercise voting rights, if any.

Upon receipt of the required payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will issue and deliver the securities purchasable upon such exercise. If fewer than all of the warrants represented by the warrant certificate are exercised, then we will issue a new warrant certificate for the remaining amount of warrants.

Warrant Issued to U.S. Treasury

In connection with the U.S. Treasury’s purchase of our Series A Preferred Stock, we issued to the Treasury a ten-year warrant initially exercisable for 796,046 shares of our common stock at an initial exercise price of $14.49 (the “Warrant”). The number of shares underlying the Warrant has subsequently been reduced by 50% as described immediately below.

Shares of Common Stock Subject to the Warrant. The Warrant was initially exercisable for 796,046 shares of our common stock. We completed a qualified equity offering on August 11, 2009 that resulted in our receipt of aggregate gross proceeds of $120 million, an amount in excess of the aggregate liquidation preference of the Series A Preferred Stock. Accordingly, the number of shares of common stock underlying the Warrant was reduced by 50%, to 398,023 shares. If we elect to repurchase our Series A Preferred Stock, we will also have the right to repurchase the Warrant at fair market value, according to procedures set forth under the terms of our Series A Preferred Stock. The number of shares subject to the Warrant are subject to the further adjustments described below under the heading “—Adjustments to the Warrant.”

Exercise of the Warrant. The Warrant may be exercised at any time on or before November 21, 2018 by surrender of the Warrant and a completed notice of exercise attached as an annex to the Warrant and the payment of the exercise price for the shares of common stock for which the Warrant is being exercised. The exercise price may be paid either by the withholding of such number of shares of common stock issuable upon exercise of the Warrant equal to the value of the aggregate exercise price of the Warrant determined by reference to the market price of our common stock on the trading day on which the Warrant is exercised or, if agreed to by us and the warrantholder, by the payment of cash equal to the aggregate exercise price. The exercise price applicable to the Warrant is subject to the further adjustments described below under the heading “—Adjustments to the Warrant.”

Rights as a Shareholder. The warrantholder will have no rights or privileges of the holders of our common stock, including any voting rights, until (and then only to the extent) the Warrant has been exercised.

Repurchase. If we elect to repurchase our Series A Preferred Stock but do not elect to repurchase the Warrant, we will be required to issue a substitute warrant to the Treasury that the Treasury may exercise or transfer to a third party.

Adjustments to the Warrant

Adjustments in Connection with Stock Splits, Subdivisions, Reclassifications and Combinations. The number of shares for which the Warrant may be exercised and the exercise price applicable to the Warrant will be proportionately adjusted in the event we pay dividends or make distributions of our common stock, subdivide, combine or reclassify outstanding shares of our common stock.

Anti-dilution Adjustment. Until the earlier of November 21, 2011 and the date on which the initial selling securityholder no longer holds the Warrant or any portion of the Warrant (and other than in certain permitted transactions described below), if we issue any shares of common stock (or securities convertible or exercisable into common stock) without consideration or for less than 90% of the market price of the common stock on the last trading day prior to the date of the agreement on pricing such shares, then the number of shares of common stock into which the Warrant is exercisable and the exercise price will be adjusted. Permitted transactions include issuances:

•	as consideration for or to fund the acquisition of businesses and/or related assets;

•	in connection with employee benefit plans and compensation related arrangements in the ordinary course and consistent with past practice approved by our board of directors;

•

in connection with public or broadly marketed offerings and sales of common stock or convertible securities for cash conducted by us or our affiliates pursuant to registration under the Securities Act or Rule 144A thereunder on a basis consistent with capital-raising transactions by comparable financial institutions; and

•	in connection with the exercise of preemptive rights on terms existing as of November 21, 2008.

Other Distributions. If we declare any dividends or distributions other than our historical, ordinary cash dividends, the exercise price of the Warrant will be adjusted to reflect such distribution.

Certain Repurchases. If we effect a pro rata repurchase of common stock, both the number of shares issuable upon exercise of the Warrant and the exercise price will be adjusted.

Business Combinations. In the event of a merger, consolidation or similar transaction involving Columbia and requiring shareholder approval, the warrantholder’s right to receive shares of our common stock upon exercise of the Warrant will be converted into the right to exercise the Warrant for the consideration that would have been payable to the warrantholder with respect to the shares of common stock for which the Warrant may be exercised, as if the Warrant had been exercised prior to such merger, consolidation or similar transaction.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement, the validity of the securities will be passed upon for us by Graham & Dunn PC, and will be passed upon for any agents, dealers or underwriters by counsel named in the applicable prospectus supplement.

EXPERTS

Our consolidated financial statements incorporated in this Prospectus by reference from Columbia Banking System, Inc.’s Annual Report on Form 10-K, and the effectiveness of Columbia Banking System, Inc.’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statement of assets acquired and liabilities assumed by Columbia State Bank (a wholly owned subsidiary of Columbia Banking System, Inc.), pursuant to the Purchase and Assumption Agreement, dated January 22, 2010, incorporated in this Prospectus by reference from Columbia Banking System, Inc.’s Current Report on Form 8-K/A (filed on April 9, 2010), has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statement has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

             Shares

Common Stock

PROSPECTUS SUPPLEMENT

Keefe, Bruyette & Woods

D.A. Davidson & Co.

RBC Capital Markets

Sandler O’Neill + Partners, L.P.